OLONIA BANCORP

NOTICE OF 2008 ANNUAL MEETING, PROXY STATEMENT AND 2007 ANNUAL REPORT ON FORM 10-KSB

POLONIA BANCORP

Corporate Profile

Polonia Bancorp, headquartered in Huntingdon Valley, Pennsylvania is the holding company for Polonia Bank. Established in 1923, Polonia Bank continues to operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in the Greater Philadelphia metropolitan area, as well as southeastern Pennsylvania and southern New Jersey.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948
www.RTCO.com

Stock Listing

Polonia Bancorp's common stock is quoted on the OTC Bulletin Board under the symbol "PBCP."

Banking Locations

Main Office
3993 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006

Bank Branch
2646 East Allegheny Avenue
Philadelphia, Pennsylvania 19134

Bank Branch
2133 Spring Garden Street
Philadelphia, Pennsylvania 19130

Bank Branch
2628 Orthodox Street
Philadelphia, Pennsylvania 19137

Bank Branch
8000 Frankford Avenue
Philadelphia, Pennsylvania 19136

OLONIA BANCORP

April 14, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Polonia Bancorp (the "Company"). The meeting will be held at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, May 20, 2008 at 8:00 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company. Directors and officers of the Company, as well as a representative of S.R. Snodgrass, A.C., the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously voted.

We look forward to seeing you at the meeting.

Sincerely,

Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

POLONIA BANCORP
3993 HUNTINGDON PIKE, 3rd FLOOR
HUNTINGDON VALLEY, PENNSYLVANIA 19006
(215) 938-8800

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE .... 8:00 a.m., local time, on Tuesday, May 20, 2008.

PLACE .... Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania.

ITEMS OF BUSINESS .... (1) To elect two directors to serve for a term of three years.

(2) To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2008.

(3) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE .... To vote, you must have been a stockholder at the close of business on March 31, 2008.

PROXY VOTING .... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary
April 14, 2008

POLONIA BANCORP

PROXY STATEMENT

General Information

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Polonia Bancorp for the 2008 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Polonia Bancorp as the "Company," "we," "our" or "us."

Polonia Bancorp is the holding company for Polonia Bank. In this proxy statement, we may also refer to Polonia Bank as the "Bank."

We are holding the 2008 annual meeting at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, May 20, 2008 at 8:00 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 14, 2008.

Information About Voting

Who Can Vote at the Meeting

You are entitled to vote the shares of Polonia Bancorp common stock that you owned as of the close of business on March 31, 2008. As of the close of business on March 31, 2008, a total of 3,306,250 shares of Polonia Bancorp common stock were outstanding, including 1,818,437 shares of common stock held by Polonia MHC. Each share of common stock has one vote.

The Company's charter provides that, until January 11, 2012, record holders of the Company's common stock, other than Polonia MHC, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of Polonia Bancorp in one of the following ways:

- Directly in your name as the stockholder of record;
- Indirectly through a broker, bank or other holder of record in "street name"; or

- Indirectly through the Polonia Bancorp Stock Fund (the "Stock Fund") in the Polonia Bank Retirement Plan (the "401(k) Plan") or the Polonia Bank Employee Stock Ownership Plan (the "ESOP").

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Polonia Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect two directors to serve a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of S.R. Snodgrass, A.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2008, the affirmative vote of a majority of the shares representated at the annual meeting and entitled to vote is required.

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote for the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal because the proposal is non-routine and has not received voting instructions from the beneficial owner. The election of directors and the ratification of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2008 are currently considered routine matters.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accountants, abstentions will have the same effect as a negative vote on the proposal.

Because Polonia MHC owns in excess of 50% of the outstanding shares of Polonia Bancorp common stock, the votes it casts will ensure the presence of a quorum and determine the outcome of Proposal 1 (Election of Directors) and Proposal 2 (Appointment of Independent Registered Public Accounting Firm).

Voting by Proxy

The Board of Directors of Polonia Bancorp is sending you this proxy statement to request that you allow your shares of Polonia Bancorp common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Polonia Bancorp common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote "FOR" both of the nominees for director and "FOR" ratification of S.R. Snodgrass, A.C. as the independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Polonia Bancorp common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the ESOP, 401(k) Plan or Equity Incentive Plan

If you participate in the equity incentive plan, the ESOP or if you have invested in Company common stock through the Stock Fund in the 401(k) Plan, you will receive a voting instruction card for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of Polonia Bancorp common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Polonia Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received, are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants investing in the Stock Fund through the 401(k) Plan may direct the Stock

Fund trustee how to vote the shares credited to their accounts. The Stock Fund trustee will vote all shares for which it does not receive timely instructions from participants based on the final results of the tabulation. Under the Equity Incentive Plan, participants may direct the plan trustee how to vote the unvested shares underlying their restricted stock awards. The plan trustee will vote all shares held in the trust for which it does not receive timely instructions as directed by Polonia Bancorp. **The deadline for returning your voting instruction cards is May 13, 2008.**

Corporate Governance

Director Independence

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. All of the directors are independent under the current listing standards of The NASDAQ Stock Market, except for Mr. Szuszczewicz who is the Chairman of the Board, President and Chief Executive Officer of the Company and the Bank. In determining the independence of its directors, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans that Polonia Bank has directly or indirectly made to Directors Byrne, Johnston and Woltjen.

Corporate Governance Policies

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the establishment and operation of board committees; succession planning; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the chief executive officer.

Committees of the Board of Directors

The following table identifies the Company's standing committees and their members as of March 31, 2008. The Board's Audit, Compensation and Nominating and Corporate Governance Committees each operate under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. Each of the charters for the committees was included as an appendix to the Company's Proxy Statement for the fiscal year 2006.

Director	*Audit Committee*	*Compensation Committee*	*Nominating and Governance Committee*
Dr. Eugene Andruczyk	X	X	X
Frank J. Byrne	X	*	X
Gordon R. Johnston, III	*	X	X
Edward W. Lukiewski	X	X	X
Anthony J. Szuszczewicz		X	*
Robert J. Woltjen	X	X	X
Number of Meetings in 2008	4	1	1

* Denotes Chairperson

Audit Committee. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The committee also receives and reviews all the reports and findings and other information presented to them by the Company's officers regarding financial reporting policies and practices. The committee selects the independent registered public accounting firm and meets with them to discuss the results of the annual audit and any related matters. Each member of the Audit Committee is independent in accordance with the listing standards of The NASDAQ Stock Market. The Board of Directors has determined that Mr. Johnston is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Compensation Committee. The Compensation Committee is responsible for all matters regarding the Company's and the Bank's employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer ("CEO") and other executive officers' compensation including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Our CEO develops recommendations for the Compensation Committee regarding the appropriate range of annual salary increases of our employees. Our CEO does not participate in Compensation Committee discussions or the review of Compensation Committee documents relating to the determination of his compensation.

Nominating and Governance Committee. The Company's Nominating and Governance Committee is responsible for the annual selection of management's nominees for election as directors and developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to the Company's corporate governance policy.

Minimum Qualifications. The Nominating and Governance Committee has adopted a set of criteria that it considers when it selects individuals not currently on the Board of Directors to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a residency requirement, a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate must also meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Nominating and Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

- contributions to the range of talent, skill and expertise appropriate for the Board;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;

- independence under applicable Securities and Exchange Commission and listing definitions; and
- current equity holdings in the Company.

The committee will also consider any other factors it deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating and Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating and Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Polonia Bancorp. The Nominating and Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Nominating and Governance Committee has not used an independent search firm to identify nominees.

In evaluating potential nominees, the Nominating and Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria, which are discussed in more detail below. If such individual fulfills these criteria, the Nominating and Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Recommendation by Stockholders. It is the policy of the Nominating and Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Governance Committee's resources, the Nominating and Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating and Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairperson of the Nominating and Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. The name and address of the stockholder making the recommendation, as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating and Governance Committee at least 30 days before the date of the annual meeting.

Board and Committee Meetings

During the year ended December 31, 2007, the Boards of Directors of the Company and the Bank each held 12 meetings. No director attended fewer than 75% of the meetings of the Board of Directors and Board committees on which they served in 2007.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. All directors attended the 2007 annual meeting of stockholders.

Code of Ethics and Business Conduct

Polonia Bancorp has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Audit Committee Report

The Company's management is responsible for the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committee oversees the Company's internal control over financial reporting on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114 (Communication With Those Charged With Governance), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent registered public accounting firm the auditors' independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in their report, express an opinion on the conformity of the Company's financial statements to U.S. generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007 for filing with the Securities and Exchange Commission. The Audit Committee has appointed, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Audit Committee of the Polonia Bancorp Board of Directors

Gordon R. Johnston, III - Chairperson
Dr. Eugene Andruczyk
Frank J. Byrne
Edward W. Lukiewski
Robert J. Woltjen

Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on the Company and the Bank Board of Directors during 2007. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each director.

Name	*Fees Earned or Paid in Cash ($)*	*Stock Awards ($)(1)*	*Option Awards ($)(2)*	*All Other Compensation ($)(3)*	*Total ($)*
Dr. Eugene Andruczyk	$19,400	$2,031	$1,571	$ 1,224	$ 24,226
Frank J. Byrne..........................	19,400	2,031	1,572	1,286	24,289
Gordon R. Johnston	–	2,030	1,572	–	3,602
Edward W. Lukiewski	19,400	2,030	1,572	114,276	137,278
Robert J. Woltjen	19,400	2,030	1,572	825	23,827

(1) Reflects the compensation expense recognized for financial statement reporting purposes in accordance with Statement on Financial Accounting Standards No. 123R, *"Accounting for Stock-Based Compensation"* ("FAS 123R"). The amounts were calculated based upon the Company's stock price of $9.40 on the date of grant. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon. See footnote 1 to the directors and executive officers stock ownership table under *"Stock Ownership"* for the aggregate number of unvested restricted stock award shares held in trust by each director at fiscal year-end.

(2) Reflects the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R). The grant date fair value for options granted in 2007 was $2.91. The Company uses the Black-Scholes option pricing model to estimate its compensation cost for stock option awards. For further information on the assumptions used to compute the fair value, see Note 12 to the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007. The actual value, if any, realized by a director from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by a director will be at or near the value estimated above. As of December 31, 2007, each non-employee director held 8,100 options to purchase shares of Polonia Bancorp common stock.

(3) Items of "All Other Compensation" that exceeded $25,000 include a contribution of $104,483 to Mr. Lukiewski's Supplemental Retirement Plan.

Supplemental Retirement Plan for Edward W. Lukiewski. Effective June 1, 1995, the Bank entered into a supplemental retirement plan with Mr. Lukiewski, a current director of the Bank, the Company and Polonia MHC who formerly served as President of the Bank. Under this arrangement, Mr. Lukiewski currently receives a supplemental pension benefit of $104,483 per year, payable for the remainder of his lifetime in monthly installments, and adjusted each June for inflation based on the rate of increase of the consumer price index, as published by the Department of Labor. The Bank also pays the premiums for certain insurance policies currently in effect on Mr. Lukiewski's life and health insurance premiums for Mr. Lukiewski and his spouse. The Bank incurred costs of $9,792 and $9,681 for these life and health insurance premiums during the years ended 2007 and 2006, respectively. In the event of Mr. Lukiewski's death, his surviving spouse would receive an annual benefit of $50,000 for the remainder of her lifetime as well as continued health benefits. The Bank has entered into a grantor or "rabbi" trust agreement to hold assets that the Bank may contribute for the purpose of making benefit payments under the Supplemental Retirement Plan with Mr. Lukiewski described above. Funds held in the trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

Director Fees. Each non-employee director of the Bank receives an annual retainer of $17,400. Directors do not receive any compensation for their service on the Boards of Directors of the Company or Polonia MHC. Each member of the Company's Audit Committee receives $500 per meeting attended.

Stock Ownership

The following table provides information as of March 31, 2008 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	*Number of Shares Owned*	*Percent of Common Stock Outstanding*
Polonia MHC 3993 Huntingdon Pike, 3rd Floor Huntingdon Valley, Pennsylvania 19006	1,818,437	55.0%
PL Capital Group(1) 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	232,336	7.0%

(1) Based exclusively on a Schedule 13D/A filed with the Securities and Exchange Commission on May 31, 2007, which was filed jointly by the following parties: Financial Edge Fund, L.P., Financial Edge—Strategic Fund, L.P., Goodbody/PL Capital, L.P., PL Capital LLC, Goodbody/PL Capital, LLC, PL Capital Advisors, LLC, John W. Palmer, Richard J. Lashley and PL Capital Offshore, Ltd. All of the filers of this Schedule 13D/A are collectively referred to as the "PL Capital Group."

The following table provides information as of March 31, 2008 about the shares of Polonia Bancorp common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those executive officers of the Company listed in the *Summary Compensation Table* that follows and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name	*Number of Shares Owned (1)(2)*	*Percent of Common Stock Outstanding*
Directors:		
Dr. Eugene Andruczyk	23,816	*
Frank J. Byrne	27,240	*
Gordon R. Johnston, III	23,240	*
Edward W. Lukiewski	23,840	*
Anthony J. Szuszczewicz	48,200	1.5%
Robert J. Woltjen	24,660	*
Executive Officers Who Are Not Also Directors:		
Kenneth J. Maliszewski	39,000	1.2
Paul D. Rutkowski	39,800	1.2
All directors and executive officers as a group (8 persons)	249,796	7.6

*Represents less than 1% of the Company's outstanding shares.

(1) Includes unvested shares of restricted stock awards held in trust, with respect to which the beneficial owner has voting but not investment power as follows: Messrs. Andruczyk, Byrne, Johnston, Lukiewski and Woltjen—3,240 shares each; and Messrs. Maliszewski, Rutkowski and Szuszczewicz—16,200 shares each.

(2) Includes shares allocated to the account of the individuals under the ESOP with respect to which the individual has voting but not investment power as follows: Mr. Szuszczewicz—1,423 shares; Mr. Rutkowski—946 shares; and Mr. Maliszewski—946 shares. Includes shares held in the 401(k) Plan accounts with respect to which the individual has voting but not investment power as follows: Mr. Szuszczewicz—32,000 shares; Mr. Rutkowski—23,600 shares; and Mr. Maliszewski—22,800 shares.

Proposal 1 — Election of Directors

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. The Board of Directors' nominees for election this year to serve for a three-year term or until their respective successors have been elected and qualified are Messrs. Lukiewski and Johnston.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of both nominees.

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2007. There are no family relationships among the directors or executive officers.

Nominees for Election of Directors

Edward W. Lukiewski served as President of Polonia Bank from 1988 until 1995 and is currently retired. Age 83. Director of Polonia Bank since 1948 and director of Polonia Bancorp and Polonia MHC since their formation.

Gordon R. Johnston, III is a certified public accountant and co-owner of St. Clair CPAs, P.C. Age 45. Director of Polonia Bank since 2006 and director of Polonia Bancorp and Polonia MHC since their formation.

Directors Continuing in Office

The following directors have terms ending in 2009:

Robert J. Woltjen is the President and General Manager of Fairmount Pharmacy, Inc. Age 42. Director of Polonia Bank since 2006 and director of Polonia Bancorp and Polonia MHC since their formation.

Anthony J. Szuszczewicz has been the Chairman of the Board, President and Chief Executive Officer of Polonia Bank, Polonia Bancorp and Polonia MHC since 1995, 2007 and 2007, respectively. Age 67. Director of Polonia Bank since 1984 and director of Polonia Bancorp and Polonia MHC since their formation.

The following directors have terms ending in 2010:

Dr. Eugene Andruczyk is a self-employed physician. Age 59. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Frank J. Byrne is the owner of a restaurant, Byrnes Tavern and Crabs, located in Philadelphia. Age 60. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Executive Officers

The executive officers of Polonia Bancorp, who are also the executive officers of Polonia Bank, are elected annually by the Board of Directors and serve at the Board's discretion. The executive officers of the Company and the Bank are:

Name	Position
Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer
Paul D. Rutkowski	Chief Financial Officer and Corporate Secretary
Kenneth J. Maliszewski	Senior Vice President

Below is information regarding our executive officers who are not also directors. Unless otherwise stated, each executive officer has held his current position for at least the last five years. Ages presented are as of December 31, 2007.

Paul D. Rutkowski has served as Chief Financial Officer of Polonia Bank since 2005 and Corporate Secretary since 2006. Mr. Rutkowski served as Controller and Treasurer of Polonia Bank from

1992 to 2005. Mr. Rutkowski has served as Chief Financial Officer and Corporate Secretary of Polonia Bancorp and Polonia MHC since their formation. Age 48.

Kenneth J. Maliszewski has served as Senior Vice President of Polonia Bank since 2005. Mr. Maliszewski previously served as Vice President of Polonia Bank from 1993 to 2005. Mr. Maliszewski has served as Senior Vice President of Polonia Bancorp and Polonia MHC since their formation. Age 63.

Proposal 2 – Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed S.R. Snodgrass, A.C. to be the Company's independent registered public accounting firm for the 2008 fiscal year, subject to ratification by stockholders. A representative of S.R. Snodgrass, A.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes represented at the annual meeting and entitled to vote, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

Audit Fees

The following table sets forth the fees billed by S.R. Snodgrass, A.C. to the Company for the fiscal years ending December 31, 2007 and December 31, 2006.

	2007	2006
Audit Fees(1)	$74,929	$67,204
Audit-Related Fees(2)	–	44,533
Tax Fees(3)	12,049	44,230
All other fees	–	–

(1) Includes fees for the financial statement audit and quarterly reviews.
(2) Includes fees related to the initial public offering of Polonia Bancorp.
(3) Includes fees related to tax compliance, tax advice and tax planning.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2007, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Executive Compensation

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served in such capacities at December 31, 2007. These three officers are referred to as the "named executive officers" in this proxy statement.

Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Stock Awards ($)(1)*	*Option Awards ($)(2)*	*All Other Compensation ($)*	*Total ($)*
Anthony J. Szuszczewicz	2007	$275,000	$ –	$10,152	$7,859	$193,038(3)	$486,049
Chairman, President and Chief Executive Officer	2006	270,000	30,000	–	–	213,732	513,732
Paul D. Rutkowski	2007	$150,000	–	$10,152	$7,859	$ 44,648	$212,659
Chief Financial Officer and Corporate Secretary	2006	140,000	10,000	–	–	42,367	192,367
Kenneth J. Maliszewski	2007	$150,000	–	$10,152	$7,859	$ 46,493	$215,504
Senior Vice President	2006	140,000	10,000	–	–	42,580	192,580

(1) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) on outstanding restricted stock awards for each of the named executive officers. The amounts were calculated based upon the Company's stock price of $9.40 on the date of grant. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon.

(2) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) for outstanding stock option awards for each of the named executive officers. The grant date fair value for options granted in 2007 was $2.91. The Company uses the Black-Scholes option pricing model to estimate its compensation cost for stock option awards. For further information on the assumptions used to compute the fair value, see Note 12 to the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value estimated above.

(3) Individual items of all other compensation that exceeded $25,000 include $31,105 representing the imputed economic benefit of employer-paid premiums under a split-dollar life insurance arrangement and related tax indemnification payments and a $84,933 contribution to Polonia Bank's non-qualified deferred compensation plan for the benefit of Mr. Szuszczewicz. All other compensation also includes club dues and automobile allowances.

Employment Agreements. The Bank and the Company have each entered into employment agreements with Messrs. Szuszczewicz, Rutkowski and Maliszewski. Each employment agreement was entered into effective January 11, 2007 and had an initial term of three years. On each anniversary of the date of the agreements the respective Boards of Directors may extend the agreements for an additional year, unless the executive elects not to extend the term. As a result of extensions approved by the Boards of Directors, each executives' employment agreement currently has a term through January 11, 2011. Under the agreements, Mr. Szuszczewicz will serve as Chairman, President and Chief Executive Officer, Mr. Rutkowski will serve as Chief Financial Officer and Corporate Secretary and Mr. Maliszewski will serve as Senior Vice President. Among other things, the employment agreements provide for minimum salaries of $275,000, $150,000 and $150,000 for Messrs. Szuszczewicz, Rutkowski and Maliszewski, respectively, participation in discretionary bonuses or other incentive compensation provided to senior management, and participation in stock benefit plans and other fringe benefits applicable to executive personnel.

Under the terms of their employment agreements, each named executive officer is subject to a one year non-compete if he terminates his employment for good reason (as defined in the agreement) or he is terminated without cause (as defined in the agreement).

See *"Potential Post-Termination Benefits"* for a discussion of the benefits and payments the named executive officers may receive under their employment agreements upon their separation of service from the Bank and the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of December 31, 2007.

	Option Awards			*Stock Awards*	
Name	***Number of Securities Underlying Unexercised Options (#) Unexercisable***	***Option Exercise Price ($)***	***Option Expiration Date***	***Number of Shares or Units of Stock That Have Not Vested (#)(2)***	***Market Value of Shares or Units of Stock That Have Not Vested ($)(3)***
Anthony J. Szuszczewicz	40,501(1)	$9.40	8/21/2017	16,200	$149,850
Paul D. Rutkowski	40,501(1)	$9.40	8/21/2017	16,200	$149,850
Kenneth J. Maliszewski	40,501(1)	$9.40	8/21/2017	16,200	$149,850

(1) These stock options vest at the rate of 20% per year commencing on August 21, 2008.
(2) These restricted stock grants vest at the rate of 20% per year commencing on August 21, 2008.
(3) Based upon the Company's closing stock price of $9.25 on December 31, 2007.

Retirement Benefits

Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz. The Bank maintains a supplemental executive retirement plan agreement with Mr. Szuszczewicz. The agreement provides that, following Mr. Szuszczewicz' retirement on or after age 62, or upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Under the agreement, the Bank also agrees to provide post-retirement health insurance benefits for Mr. Szuszczewicz and his dependents on a basis substantially equivalent to the coverage provided by the Bank prior to his retirement.

If Mr. Szuszczewicz is terminated for cause, as defined in the agreement, or if he terminates employment voluntarily and subsequently accepts employment with another financial institution in the Philadelphia area without the Bank's consent, he will forfeit the supplemental retirement benefit. The Bank has entered into "rabbi" trust agreements to hold assets the Bank may contribute for the purpose of making benefit payments under the supplemental executive retirement plan agreement with Mr. Szuszczewicz. Funds held in trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

Supplemental Executive Retirement Plan for Paul D. Rutkowski and Kenneth J. Maliszewski. The Bank also maintains a supplemental executive retirement plan that provides for the payment of supplemental retirement benefits to Messrs. Rutkowski and Maliszewski. The annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age. No benefits are payable under the supplemental executive retirement plan upon an executive's termination for cause (as defined in the plan).

Non-Qualified Deferred Compensation Plan. The Bank has established a non-qualified deferred compensation plan, effective as of January 1, 1995, to assist certain employees designated by the Board as participants in maximizing their allowable deferrals under the 401(k) Plan. The Board has designated Messrs. Szuszczewicz, Rutkowski and Maliszewski as participants in the deferred compensation plan. Under the plan, participants must elect by December 31st of the preceding calendar year to defer a certain amount into the plan. Upon completion of the non-discrimination testing of the 401(k) Plan required by the Internal Revenue Code, the Bank determines the maximum amount of elective deferrals each participant could have made to the 401(k) Plan for the preceding year. The lesser of the additional amounts resulting from the non-discrimination testing or the employee's advance deferral amount is either paid to the participant by March 15th of the following plan year or contributed directly to the plan, in accordance with the participant's election. The Bank also has discretion to make additional contributions to the deferred compensation plan on behalf of participants. Participants are 100% vested in their elective deferrals to the deferred compensation plan; participants vest in the Bank's contributions at the rate of 20% per year, becoming fully vested after five years of participation in the plan. Participants are automatically 100% vested in the Bank's contributions if they terminate employment due to normal retirement. Participants elect at the time of deferral whether they will receive distributions in the form of a lump sum payment or monthly, quarterly or annual installments. If the participant fails to elect a form of payment, benefits will be automatically paid in annual installments over the life expectancy of the participant.

Supplemental Executive Retirement Plan. The Bank has implemented a supplemental executive retirement plan to provide for supplemental retirement benefits with respect to the ESOP. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the ESOP loan. Specifically, the plan provides a benefit to eligible officers (those designated by the Board of Directors of the Bank) that cannot be provided under the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plan, but for the Internal Revenue Code limitations. The Bank has designated Mr. Szuszczewicz as a participant in the supplemental executive retirement plan. In the future, the Board of Directors may designate other officers as participants.

Split-Dollar Life Insurance Agreements. Polonia Bank maintains individual split-dollar life insurance agreements with Messrs. Rutkowski and Maliszewski to encourage the officers to continue to render high quality service to Polonia Bank in exchange for financial protection for their beneficiaries in the event of an officer's death. The death benefits provided under the split-dollar life insurance agreements are funded through bank-owned life insurance policies. Polonia Bank pays all of the life insurance premiums. See *"Potential Post-Termination Benefits"* for a description of the benefits provided under the agreements.

The Bank may utilize a grantor trust in connection with the supplemental executive retirement plan, in order to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the grantor trust will remain subject to the claims of the Bank's general creditors in the event of insolvency, until paid to a participant according to the terms of the supplemental executive retirement plan.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. If any named executive officer is terminated for cause, he will receive his base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon Termination without Cause or for Good Reason. The employment agreements for the named executive officers provide for termination for cause, as defined in the employment agreements, at any time. If Polonia Bancorp or Polonia Bank elects to terminate a named executive officer for reasons other than for cause, or if the named executive officer resigns after specified circumstances that would constitute constructive termination, the named executive officers (or, in the event of death, their beneficiaries) are entitled to a lump sum severance payment equal to the base salary payments due for the remaining term of the employment agreements, along with all contributions that would have been made on behalf of the executives during the remaining term of the agreements pursuant to any of Polonia Bancorp's or Polonia Bank's employee benefit plans. In addition, Polonia Bancorp or Polonia Bank would continue and/or pay for each executive's life, medical, disability and dental coverage for the remaining term of the employment agreement.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, the annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age.

Participants under the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions upon involuntary termination of employment other than for gross misconduct or dishonesty.

Payments Made Upon Disability. The employment agreements for the named executive officers provide that if they become disabled and their employment is terminated, they will be entitled to disability pay equal to 100% of their bi-weekly base salary in effect at the date of termination. They would continue to receive disability payments until the earlier of: (1) the date they return to full employment with us, (2) their death, (3) attainment of age 65, or (4) the date their employment agreements would have terminated had their employment not terminated because of disability. All agreements would have terminated had their employment not terminated because of disability. All disability payments would be reduced by the amount of any disability benefits payable under our disability plans. In addition, each named executive officer would continue to be covered to the greatest extent possible under all benefit plans in which they participated before their disability as if they were actively employed by us.

Pursuant to the supplemental retirement plan for Mr. Szuszczewicz, the agreement provides that, upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Upon a termination due to disability, Mr. Szuszczewicz will receive the annual retirement benefit described above, offset by any amounts received under the Bank's long-term disability plan.

Participants in the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions if they terminate employment due to disability.

Upon termination due to death or disability, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon termination due to disability.

Payments Made Upon Death. The employment agreements for the named executive officers provide that they are entitled to receive the compensation due to them through the end of the month in which their death occurs.

Pursuant to the supplemental retirement plan for Mr. Szuszczewicz, upon his death, his spouse becomes entitled to a lump sum death benefit of $2.0 million, plus 40% of the proceeds of certain life insurance policies purchased by the Bank on his behalf, up to a maximum death benefit of $4.0 million.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, if the executive dies after attaining the normal retirement age and while receiving annual retirement benefits under the plan, the remaining supplemental executive retirement plan benefit shall be payable in a lump sum payment to the executive's beneficiary. If the executive dies prior to normal retirement, no benefit is payable under the plan if the Bank maintains a life insurance arrangement on behalf of the executive at the time of his death. The Bank currently maintains such a life insurance arrangement on behalf of each executive.

The Bank has entered into split-dollar life insurance agreements with Messrs. Maliszewski and Rutkowski, pursuant to which the Bank has agreed to divide the death proceeds of certain life insurance policies owned by the Bank with their designated beneficiaries. The Bank pays all premiums on the policies, and the executives are required to execute a split-dollar endorsement for the life insurance policies purchased by the Bank. Upon the executive's termination of employment for any reason, the split-dollar agreement will automatically terminate. Upon the death of the executive while employed, the designated beneficiary receives a death benefit of $1.0 million. The Bank is the beneficiary of any remaining death proceeds from each life insurance policy following payment of the death benefit to the executive's beneficiary. The Bank maintains all rights of ownership over the life insurance policies, although the Bank may not sell or otherwise transfer a policy while the participant maintains an interest.

Pursuant to the Bank's non-qualified deferred compensation plan, if a participant dies prior to receiving the entire amount credited under the plan, the Bank will make the remaining payments to the participant's designated beneficiary. Upon the death of a beneficiary while receiving payments, the Bank will pay the balance in a lump sum to the beneficiary's estate.

Participants in the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions if they terminate employment due to death.

Upon termination due to death, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon death. In addition, the rights to any vested benefits under a tax-qualified benefit plan are retained upon death.

Payments Made Upon a Change in Control. The employment agreements for the named executive officers provide that in the event of a change in control followed by voluntarily termination of employment (upon circumstances discussed in the agreement) or involuntarily termination of employment for reasons other than cause, the executives receive a severance payment equal to 2.99 times the average of each executive's five preceding taxable years' annual compensation ("base amount"). For purposes of this calculation, annual compensation will include all taxable income plus any retirement contributions or benefits made or accrued on his behalf during the period. In addition, the named executive officers will also receive the contributions they would have received under our retirement programs for a period of thirty-six months, as well as health, life, dental and disability coverage for that same time period. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. The executives' employment agreements provide that if the total value of the benefits provided and payments made to them in connection with a change in control, either under their employment agreements alone or together with other payments and benefits that they have the right to receive from the Company and the Bank, exceed three times their base amount ("280G Limit"), their severance payment will be reduced or revised so that the aggregate payments do not exceed their 280G Limit.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, upon a change in control (as defined in the plan), the executive will receive a lump sum payment equivalent to the normal retirement benefit. All benefits received under this plan count towards each executive's 280G Limit.

Under the terms of our ESOP, upon a change in control (as defined in the plan), the plan will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our ESOP are not categorized as parachute payments and, therefore, do not count towards each executive's 280G Limit.

In addition to providing for benefits lost under the ESOP as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. Mr. Szuszczewicz is currently the only participant in the plan. The supplement benefit is equal to the benefit he would have received under our ESOP, had he remained employed throughout the term of the plan's acquisition loan, less the benefits actually provided under the ESOP on his behalf. All benefits received under this plan count towards Mr. Szuszczewicz's 280G Limit.

In the event of a change in control of Polonia Bancorp or Polonia Bank, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and, if the option holder is terminated other than for cause within twelve months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards an executive's 280G Limit.

Other Information Relating to Directors and Executive Officers

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Polonia Bancorp common stock during the year ended December 31, 2007.

Transactions with Related Persons

The Sarbanes-Oxley Act generally prohibits loans by the Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Polonia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Polonia Bancorp's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the

Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Submission of Business Proposals and Stockholder Nominations

The Company must receive proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting no later than December 15, 2008. If next year's annual meeting is held on a date more than 30 calendar days from May 20, 2009, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a stockholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days before the date of the meeting; provided that if less than 40 days notice or prior public disclosure of the meeting is given or made to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Paul D. Rutkowski, Chief Financial Officer and Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania 19006. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee. All other communications should be sent to the attention of the Chairperson of the Nominating and Governance Committee.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been mailed to all persons who were stockholders as of the close of business on March 31, 2008. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-KSB

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 0-52267

POLONIA BANCORP
(Name of small business issuer in its charter)

United States (State or other jurisdiction of incorporation or organization)	**41-2224099** (I.R.S. Employer Identification No.)
3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania (Address of principal executive offices)	**19006** (Zip Code)

Issuer's telephone number: (215) 938-8800
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.01 per share
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ___

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this Form 10-KSB. _X_

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The issuer recorded revenues of $11,057,812 for its most recent fiscal year.

The aggregate market value of the voting and non-voting common equity held by non-affiliates at March 17, 2008 was $12.4 million, based upon the closing price of $10.00 as quoted on the OTC Electronic Bulletin Board for March 17, 2008. Solely for purposes of this calculation, the shares held by Polonia MHC and the directors and executive officers of the issuer are deemed to be held by affiliates.

As of March 17, 2008, the issuer had 3,306,250 shares of common stock outstanding.

Portions of the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

Transitional Small Business Disclosure Format (check one): Yes ___ No _X_

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This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Polonia Bancorp (the "Company"), Polonia MHC and Polonia Bank (the "Bank"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Polonia Bancorp and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Polonia Bancorp was organized as a federal corporation at the direction of Polonia Bank (the "Bank"), in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed on January 11, 2007. In the reorganization and related minority stock offering, Polonia Bancorp sold 1,487,813 shares of its common stock to the public and issued 1,818,437 shares of its common stock to Polonia MHC, the mutual holding company of the Bank. In addition, a contribution of $100,000 was made to capitalize Polonia MHC. Costs incurred in connection with the common stock offering of $1,043,000 were recorded as a reduction of the proceeds from the offering. Net proceeds from the common stock offering amounted to approximately $13,835,000.

As a result of the reorganization, Polonia Bancorp's business activities are the ownership of the outstanding capital stock of Polonia Bank and management of the investment of offering proceeds retained from the reorganization. Currently, Polonia Bancorp neither owns nor leases any property, but instead uses the premises, equipment and other property of Polonia Bank and pays appropriate rental fees, as required by applicable law and regulations. In the future, Polonia Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, or understandings, written or oral, to do so.

Polonia Bank was originally chartered in 1923 as a federally chartered savings and loan association under the name "Polonia Federal Savings and Loan Association." In 1996, Polonia Federal Savings and Loan Association changed its name to Polonia Bank.

The Company is headquartered in Huntingdon Valley and operates as a community-oriented financial institution dedicated to serving the financial services needs of consumers and businesses within our market areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds to originate one-to four-family real estate and to a much lesser extent, multi-family and nonresidential real estate loans and home equity and consumer loans which we primarily hold for investment.

The Federal Deposit Insurance Corporation (the "FDIC"), through the Deposit Insurance Fund, insures the Bank's deposit accounts up to the applicable legal limits. The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

Market Areas

We are headquartered in Huntingdon Valley, Pennsylvania, which is located in the northwest suburban area of metropolitan Philadelphia and is situated between Montgomery and Bucks Counties. In addition to our main office, we operate from four additional locations in Philadelphia County. Our four branch offices are located within the city of Philadelphia. We generate deposits through our five offices and conduct lending activities throughout the Greater Philadelphia metropolitan area, as well as in southeastern Pennsylvania and southern New Jersey. The Philadelphia metropolitan area is the fourth largest in the United States (based on United States Census data for 2004) with an estimated population of 5.7 million. The city of Philadelphia is the fifth most populous city in the United States and the largest in population and area in the Commonwealth of Pennsylvania.

The Greater Philadelphia metropolitan area's economy is heavily based upon manufacturing, refining, food and financial services. The city is home to many Fortune 500 companies, including cable television and internet provider Comcast; insurance companies CIGNA and Lincoln Financial Group; energy company Sunoco; food services company Aramark; paper and packaging company Crown Holdings Incorporated; diversified producer Rohm and Haas Company; the pharmaceutical company Glaxo SmithKline; the helicopter division of Boeing Co.; and automotive parts retailer Pep Boys. The city is also home to many universities and colleges.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2007, which is the most recent date for which data is available from the FDIC, we held less than 1% of the deposits in the Philadelphia metropolitan area. In addition, banks owned by large bank holding companies such as PNC Financial Services Group, Inc., Wachovia Corporation, Commerce Bancorp, Inc. and Citizens Financial Group, Inc. also operate in our market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market areas, and, to a lesser extent, from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. Our loan portfolio consists primarily of one- to four-family residential real estate loans. To a much lesser extent, our loan portfolio includes multi-family and nonresidential real estate loans, home equity loans and consumer loans. We originate loans primarily for investment purposes. Currently, we only offer fixed-rate mortgage products. In 2007 we began to offer home equity lines of credit and will begin to offer adjustable rate mortgage products in the near future.

One- to Four-Family Residential Real Estate Loans. Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes. We offer fixed-rate mortgage loans with terms up to 30 years. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 95% at the time the loan is originated. Conventional loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. All borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone, before closing the loan.

Multi-Family and Nonresidential Real Estate Loans. On a limited basis, we offer fixed-rate mortgage loans secured by multi-family and nonresidential real estate. Our multi-family and nonresidential real estate loans are generally secured by apartment buildings, small office buildings and owner-occupied properties. In addition to originating these loans, we also participate in loans with other financial institutions located primarily in the Commonwealth of Pennsylvania. Such participations include adjustable-rate mortgage loans originated by other institutions.

We originate fixed-rate multi-family and nonresidential real estate loans with terms up to 30 years. These loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value at the time the loan is originated.

Home Equity Loans and Lines of Credit. We currently offer home equity loans with fixed interest rates for terms up to 15 years and maximum combined loan to value ratios of 80%. During 2007, we began to offer home equity lines of credit with a maximum loan to value ratio of 80%. We intend to begin offering loans with adjustable interest rates tied to a market index in our market area during 2008

Consumer Loans. We currently offer consumer loans in the form of education loans and, to a much lesser extent, loans secured by savings accounts or time deposits and secured personal loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We offer education loans under the Federal Family Education Loan Program. Interest on these loans is an annual variable rate which currently may not exceed 9.0%. Such loans have terms of at least 10 years but no more than 15 years to repay their loans. An extended repayment plan is available in some circumstances. Those loans are insured against default by the Pennsylvania Higher Education Assistance Agency.

We offer consumer loans secured by deposit accounts with fixed interest rates and terms up to five years.

Loan Underwriting Risks

Multi-Family and Nonresidential Real Estate Loans. Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x. Environmental surveys are obtained when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all loan participations to our own underwriting standards. In addition, we also consider the financial strength and reputation of the lead lender. To monitor cash flows on loan participations, we require the lead lender to provide annual financial statements for the borrower. We also conduct an annual internal loan review for all loan participations.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We advertise in newspapers that are widely circulated in Montgomery, Bucks and Philadelphia Counties. Accordingly, when our rates are competitive, we attract loans from throughout Montgomery, Bucks and Philadelphia Counties. We occasionally purchase loans and participation interests in loans. We generally originate loans for portfolio and infrequently sell loans.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. A loan committee consisting of officers of Polonia Bank has authority to approve all conforming one- to four-family loans and education loans. Designated loan officers have the authority to approve savings account loans. All other loans, generally consisting of non-conforming one- to four-family loans, jumbo loans, commercial real estate and employee loans must be approved by the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2007, our general regulatory limit on loans to one borrower was $3.1 million. At that date, our largest lending relationship was $2.0 million and was secured by one multi-family property and one one-to-four family property. These loans were performing in accordance with their original terms at December 31, 2007.

Loan Commitments. We issue commitments for fixed-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our mortgage loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, mortgage-backed securities, deposits at the Federal Home Loan Bank ("FHLB") of Pittsburgh and time deposits of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. We also are required to maintain an investment in FHLB of Pittsburgh stock. While we have the authority under applicable law to invest in derivative securities, our investment policy does not permit this investment. We had no investments in derivative securities at December 31, 2007.

At December 31, 2007, our investment portfolio totaled $45.9 million and consisted primarily of U.S. Government sponsored entity securities and mortgage-backed securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy and appointment of the Asset/Liability and Investment Committee. Individual investment transactions are reviewed and ratified by our board of directors monthly.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of the Commonwealth of Pennsylvania. Deposits are attracted, by advertising and through our website, from within our market areas through the offering of a broad selection of deposit instruments, including non-interest-bearing demand accounts (such as checking accounts), interest-bearing accounts (such as NOW and money market accounts), regular savings accounts and time deposits. Generally, we do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle to high-end of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the FHLB of Pittsburgh to supplement our supply of funds for lending and investment. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

Personnel

As of December 31, 2007, we had 38 full-time employees and 5 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Polonia Bank has two wholly-owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware corporation, and Community Abstract Agency LLC, a Pennsylvania limited liability company. PBMHC was formed in 1997 to hold certain assets and conduct certain investment activities of Polonia Bank. Community Abstract Agency LLC was formed in 1999 to provide title insurance services.

Risk Factors

We had operating losses during our last three full fiscal years. Continued losses will have an adverse impact on our stock price.

We had net operating losses of $326,000, $219,000 and $651,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The primary reasons for the operating losses in 2007 were the result of additional expenses related to operating as a public company. The primary reasons for the operating losses in 2006 and 2005 were non-recurring transactions related to the restructuring of our investment portfolio which commenced in 2005 and due to the recognition of an other-than-temporary impairment related to the market value of mutual fund securities. Additionally, our net income was adversely affected by a $251,000 prepayment penalty incurred in connection with the prepayment of an $11.0 million, 5.59% Federal Home Loan Bank advance in 2005. We incurred non-recurring restructuring charges of $0, $167,000 and $640,000 for the years ended December 31, 2007, 2006 and 2005, respectively. For the year ended December 31, 2007, our return on average assets was negative 0.17%.

A downturn in the local economy or a decline in real estate values could hurt our earnings.

Nearly all of our real estate loans are secured by real estate in the Philadelphia metropolitan area. As a result of this concentration, a downturn in the local economy could cause significant increases in nonperforming loans, which would hurt our earnings. In recent years, there has been a significant increase in real estate values in our market area. As a result of rising home prices, our loans have been well-collateralized. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. For a discussion of our market areas, see "*Our Business—Market Areas.*"

Fluctuations in interest rates may hurt our earnings and asset value.

Short-term market interest rates (which we use as a guide to price our deposits) have recently risen from historically low levels and have repriced upwards faster than longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin and, if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we will continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. During the year ended December 31, 2007, our net interest spread and net interest margin were 2.19% and 2.53%, respectively, compared to 2.67% and 2.78% during the same period in 2006.

Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. Based on information we provide to the OTS, assuming 100, 200 and 300 basis point increases in interest rates, our net portfolio value would experience declines of 16.0%, 35.0% and 53.0%, respectively, at December 31, 2007. For further discussion of how changes in interest rates could impact us, see "*Management's Discussion and Analysis of Results of Operations and Financial Condition—Risk Management—Interest Rate Risk Management.*"

Our cost of operations is high relative to our assets. Our failure to maintain or reduce our operating expenses could hurt our profits.

Our operating expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment expense, professional fees and data processing expense, totaled $5.9 million and $5.4 million for the years ended December 31, 2007 and 2006, respectively. Our ratio of non-interest expense to average total assets was 2.99% and 3.17% for the years ended December 31, 2007 and 2006, respectively. Our efficiency ratio totaled 108.45% for 2007 compared to 107.26% for 2006. The increase in expenses during 2007 was primarily due to higher professional fees associated with operating as a public company. The failure to reduce our expenses could hurt our profits.

A significant percentage of our assets are invested in securities which typically have a lower yield than our loan portfolio.

Our results of operations are substantially dependent on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. At December 31, 2007, 22.9% of our assets were invested in investment and mortgage-backed securities. These investments yield substantially less than the loans we hold in our portfolio. While we have recently restructured our investment portfolio to increase our investment in higher yielding securities and, depending on market conditions, intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income, there can be no assurance that we will be able to increase the origination or purchase of loans acceptable to us or that we will be able to successfully implement this strategy.

Strong competition within our market areas could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of December 31, 2007, we held less than 1.0 % of the deposits in the Philadelphia metropolitan area. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas. For more information about our market areas and the competition we face, see *"Our Business—Market Areas"* and *"Our Business—Competition."*

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the OTS, our primary federal regulator, and by the FDIC, as insurer of our deposits. Polonia MHC, Polonia Bancorp and Polonia Bank are all subject to regulation and supervision by the OTS. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Polonia Bank rather than for holders of Polonia Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Our low return on equity may negatively impact the value of our common stock.

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies. For the year ended December 31, 2007, our annualized return on equity was negative 1.37%. Over time, we intend to use the net proceeds from our recent stock offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held subsidiaries of mutual holding companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity.

Polonia MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Polonia MHC owns a majority of Polonia Bancorp's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Polonia Bancorp and Polonia Bank also manage Polonia MHC. As a federally chartered mutual holding company, the board of directors of Polonia MHC must ensure that the interests of depositors of Polonia Bank are represented and considered in matters put to a vote of stockholders of Polonia Bancorp. Therefore, the votes cast by Polonia MHC may not be in your personal best interests as a stockholder. For example, Polonia MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Polonia Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Polonia MHC since such transactions also require, under federal corporate law, the approval of at least two-thirds of all outstanding voting stock which can only be achieved if Polonia MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since, on a fully converted basis most full stock institutions tend to trade at higher multiples than mutual holding companies. Stockholders could, however, prevent a second step conversion or the implementation of equity incentive plans as under current Office of Thrift Supervision regulations and policies, such matters also require the separate approval of the stockholders other than Polonia MHC.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Polonia Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has resulted in a degree of takeover speculation for mutual holding companies that is reflected in the per share price of mutual holding companies' common stock. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected. In addition, Office of Thrift Supervision regulations prohibit, for three years following completion of the offering, the acquisition of more than 10% of any class of equity security issued by us without the prior approval of the Office of Thrift Supervision.

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the reorganization, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Polonia Bancorp's charter provides that, for a period of five years from the date of the reorganization, no person, other than Polonia MHC, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Polonia Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These factors make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

Regulation and Supervision

General

As a federal mutual holding company, Polonia MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. Polonia Bancorp as a federally chartered corporation, is also subject to reporting to and regulation by the OTS. Polonia Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. Polonia Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Polonia Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Polonia MHC, Polonia Bancorp and Polonia Bank and their operations. Certain regulatory requirements applicable to Polonia MHC, Polonia Bancorp and Polonia Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Polonia MHC, Polonia Bancorp and Polonia Bank and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

General. Polonia MHC and Polonia Bancorp are savings and loan holding companies within the meaning of federal law. As such, Polonia MHC and Polonia Bancorp are registered with the OTS and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Polonia MHC and Polonia Bancorp and their non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Polonia Bank.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and OTS regulations, a mutual holding company, such as Polonia MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the OTS.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the OTS from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings associations. Polonia Bank must notify the OTS 30 days before declaring any dividend and comply with the additional restrictions described below. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization, where Polonia Bancorp is the stock holding company subsidiary of Polonia MHC. Under the rules, Polonia Bancorp holds all the shares of Polonia Bank and issues the majority of its own shares to Polonia MHC. In addition, Polonia Bancorp is permitted to engage in activities that are permitted for Polonia MHC subject to the same terms and conditions. Finally, OTS regulations specify that Polonia Bancorp must be federally chartered for supervisory reasons.

Waivers of Dividends. OTS regulations require mutual holding companies to notify the agency if they propose to waive receipt of dividends from their stock holding company subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that their waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. We anticipate that Polonia MHC will waive dividends that Polonia Bancorp may pay, if any.

Conversion to Stock Form. OTS regulations permit Polonia MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur and the Board of Directors has no present intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Polonia Bancorp, Polonia MHC's corporate existence would end and certain depositors in Polonia Bank would receive a right to subscribe for shares of a new holding company. In a conversion transaction, each share of common stock held by stockholders other than Polonia MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than Polonia MHC own the same percentage of common stock in the new holding company as they owned in Polonia Bancorp immediately before conversion. The total number of shares held by stockholders other than Polonia MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of the Company. Under the Federal Change in Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Association Regulation

Business Activities. The activities of federal savings banks are governed by federal law and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings bank may engage. In particular, certain lending authority for federal savings banks, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital, instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2007, Polonia Bank met each of its capital requirements.

The following table presents Polonia Bank's capital position at December 31, 2007.

	Capital		
	Actual	**Required**	**Excess**
	(Dollars in thousands)		
Tangible	$20,139	$4,016	$16,123
Tier 1/Leverage	20,139	8,031	12,108
Tier 1/Risk-based	20,139	3,856	16,283
Total/Risk-based	20,870	7,711	13,159

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings association that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. Polonia Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of its FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations, credits could be used beginning in 2007 to offset assessments until exhausted. The Bank's one-time credit approximated $143,000. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2007 averaged 1.18 basis points of assessable deposits.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2008, which is unchanged from 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Polonia Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of Polonia Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also defined to include education, credit card and small business loans) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2007, Polonia Bank maintained 90.7% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Polonia Bank, it is a subsidiary of a holding company. In the event Polonia Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Polonia Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings association fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Parties. The Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with an institution, including Polonia MHC, Polonia Bancorp and their other subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution like Polonia Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Polonia Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Polonia Bank may make to insiders based, in part, on Polonia Bank's capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional restrictions based on the type of loan involved.

Enforcement. The OTS has primary enforcement responsibility over savings associations and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings associations are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings association's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by the Bank for the fiscal year ended December 31, 2007 totaled $76,000.

Federal Home Loan Bank System

Polonia Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. Polonia Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. Polonia Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2007 of $1.3 million.

The FHLBs are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB advances increased, Polonia Bank's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $43.9 million; a 10% reserve ratio is applied above $43.9 million. The first $9.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Polonia Bank complies with the foregoing requirements.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. For its 2007 year, Polonia Bancorp's maximum federal income tax rate was 34%.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.4 million of our accumulated bad debt reserves would not be recaptured into taxable income unless Polonia Bank makes a "non-dividend distribution" to Polonia Bancorp as described below.

Distributions. If Polonia Bank makes "non-dividend distributions" to Polonia Bancorp, the distributions will be considered to have been made from Polonia Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from Polonia Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Polonia Bank's taxable income. Non-dividend distributions include distributions in excess of Polonia Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of Polonia Bank's current or accumulated earnings and profits will not be so included in Polonia Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Polonia Bank makes a non-dividend distribution to Polonia Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Polonia Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Pennsylvania Taxation. Polonia Bancorp is subject to the Pennsylvania Corporate Net Income Tax, Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2008 is 9.9% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed on a corporation's capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth. Polonia Bank is subject to tax under the Pennsylvania Mutual Thrift Institutions Tax Act, as amended to include thrift institutions having capital stock. Pursuant to the Mutual Thrift Institutions Tax, the tax rate is 11.5%. The Mutual Thrift Institutions Tax exempts Polonia Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of Polonia Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

ITEM 2. DESCRIPTION OF PROPERTY

We conduct our business through our main office and branch offices. The following table sets forth certain information relating to these facilities as of December 31, 2007.

Location	Original Year Leased or Acquired	Leased, Licensed or Owned	Net Book Value of Property or Leasehold Improvements at December 31, 2007 (In thousands)
Main/Executive Office:			
3993 Huntingdon Pike Huntingdon Valley, Pennsylvania 19006	1996	Owned	$2,476
Branch Offices:			
2646 East Allegheny Avenue Philadelphia, Pennsylvania 19134	1970	Owned	$1,397
2133 Spring Garden Street Philadelphia, Pennsylvania 19130	1979	Owned	$ 316
2628 Orthodox Street Philadelphia, Pennsylvania 19137	1999	Owned	$ 126
8000 Frankford Avenue Philadelphia, Pennsylvania 19136	1992	Owned	$ 428

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Polonia Bancorp is traded on the OTC Electronic Bulletin Board under the symbol "PBCP.OB." The Company completed its initial public offering on January 11, 2007 and commenced trading on January 16, 2007. Because the Company's stock did not begin trading until after the end of the fiscal year, there is no information for high and low sale prices for the year ended December 31, 2006.

	High	Low
2007:		
First Quarter	$10.25	$9.75
Second Quarter	10.05	9.55
Third Quarter	10.20	8.85
Fourth Quarter	9.98	8.05

As of March 17, 2008 there were approximately 207 holders of record of the Company's common stock.

The effective date of the Registration Statement on Form SB-2 (File No. 333-135643) was November 13, 2006. The offering was consummated on January 11, 2007 with the sale of 1,487,813 securities registered pursuant to the Registration Statement. Sandler O'Neill & Partners, L.P. acted as marketing agent for the offering. The class of securities registered was common stock, par value $0.01 per share. The aggregate amount of such securities registered and sold was 1,487,813 shares for aggregate offering proceeds of $14.9 million. The expenses incurred to date in connection with the stock offering are $1.0 million, including expenses paid to and for underwriters of $233,000, attorney and accounting fees of $472,000 and other expenses of $295,000. The net proceeds resulting from the offering after deducting expenses were $13.8 million. The net proceeds have been invested in loans and cash and cash equivalents.

Polonia Bancorp is not subject to OTS regulatory restrictions on the payment of dividends. However, Polonia Bancorp's ability to pay dividends may depend, in part, upon its receipt of dividends from Polonia Bank because Polonia Bancorp has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. Polonia Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with its reorganization. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. Based on the results of fiscal 2005, 2006 and 2007, Polonia Bank would not be permitted to dividend funds to Polonia Bancorp without OTS approval.

As of December 31, 2007, Polonia Bancorp satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations. To date, we have not declared any cash dividends.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Because Polonia Bancorp was not yet formed at December 31, 2006, this discussion and analysis reflects the financial statements and other statistical data of the Bank as well as the Company.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and FHLB borrowings. Other significant sources of pre-tax income are service charges on deposit accounts and other loan fees (including loan brokerage fees and late charges). In addition, we recognize income or losses from the sale of investments in years that we have such sales.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Expenses. The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, marketing expenses and various other miscellaneous expenses.

Salaries and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance and other employee benefits. We have incurred additional annual employee compensation expenses in fiscal 2007 stemming from the adoption of an equity incentive plan.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Marketing expenses include expenses for advertisements, promotions, third-party marketing services and premium items.

Regulatory fees and deposit insurance premiums are primarily payments we make to the FDIC for insurance of our deposit accounts.

Other expenses include expenses for supplies, telephone and postage, data processing, contributions and donations, director and committee fees, insurance and surety bond premiums and other fees and expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses, deferred income taxes and other-than-temporary impairment of securities.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable incurred credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and the determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 4 of the notes to the consolidated financial statements included in this annual report on Form 10-KSB.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Other-Than-Temporary Impairment of Securities. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Benefits," and Staff Accounting Bulletin 59, "Noncurrent Marketable Equity Securities," require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the materiality of the decline, its effect on the financial statements and the probability, extent and timing of a valuation recovery and the company's intent and ability to hold the security. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors or (2) market-related factors, such as interest rates or equity market declines. Declines in the fair value of securities below their costs that are deemed to be other than temporary are recorded in earnings as realized losses.

Selected Financial Data

The following tables set forth selected financial and other data of the Company and, where indicated, the Bank for the periods and at the dates indicated.

	2007	2006	2005
	(Dollars in thousands, except per share data)		
Financial Condition Data:			
Total assets	$200,597	$203,374	$173,580
Securities available-for-sale	45,885	45,681	58,308
Loans receivable, net	137,280	111,923	96,905
Cash and cash equivalents	3,826	31,866	3,766
Deposits	163,217	157,722	142,007
FHLB advances short-term	6,000	–	3,500
FHLB advances long-term	4,098	6,245	13,409
Stockholders' equity	23,994	11,777	12,028
Book value per common share	7.26	N/A	N/A
Operating Data:			
Interest income	$ 10,297	$ 8,590	$ 8,229
Interest expense	5,639	4,240	3,480
Net interest income	4,658	4,350	4,749
Provision for loan losses	31	58	–
Net interest income after provision for loan losses	4,627	4,292	4,749
Non-interest income (loss)	760	650	(53)
Non-interest expense	5,878	5,363	5,487
Loss before income taxes	(491)	(421)	(791)
Provision for income taxes	(165)	(202)	(140)
Net loss	$ (326)	$ (219)	$ (651)
Basic and diluted earnings per share	(0.10)	N/A	N/A
Performance Ratios:			
Return on average assets	(0.17)%	(0.13)%	(0.38)%
Return on average equity	(1.37)	(1.87)	(4.98)
Interest rate spread(1)	2.19	2.67	2.93
Net interest margin(2)	2.53	2.78	2.99
Noninterest expense to average assets	2.99	3.17	3.17
Efficiency ratio(3)	108.45	107.26	116.84
Average interest-earning assets to average interest-bearing liabilities	111.23	104.04	102.84
Average equity to average assets	12.10	6.91	7.56
Capital Ratios (4):			
Tangible capital	10.03	5.91	7.04
Core capital	10.03	5.91	7.04
Total risk-based capital	21.65	14.49	16.38

	2007	2006	2005
	(Dollars in thousands)		
Asset Quality Ratios:			
Allowance for loan losses as a percent of total loans	0.53%	0.62%	0.67%
Allowance for loan losses as a percent of nonperforming loans	338.43	253.65	229.23
Net charge-offs (recoveries) to average outstanding loans during the period	(0.01)	0.01	0.04
Non-performing loans as a percent of total loans	0.16	0.24	0.29
Other Data:			
Number of:			
Real estate loans outstanding	1,020	939	928
Deposit accounts	9,863	10,942	11,429
Full-service offices	5	5	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) Ratios are for Polonia Bank.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We primarily originate one- to four-family residential loans. To a much lesser extent, we originate multi-family and nonresidential real estate loans and home equity and consumer loans. At December 31, 2007, our ratio of loans to total assets was 68.4%.

The largest segment of our loan portfolio is one-to four-family residential loans. At December 31, 2007, these loans totaled $120.8 million and represented 87.4% of total loans, compared to $100.2 million, or 88.8% of total loans, at December 31, 2006. The size of our one- to four-family residential loan portfolio increased during the year ended December 31, 2007 due primarily to an increase in the amount of originations throughout our lending territory.

Home equity loans totaled $4.3 million and represented 3.1% of total loans at December 31, 2007, compared to $4.2 million, or 3.8% of total loans at December 31, 2006. Home equity loans increased $100,000 or 2.4% during the year ended December 31, 2007. Home equity lines of credit totaled $980,000 and represented 0.7% of total loans at December 31, 2007.

Multi-family and commercial real estate loans totaled $9.8 million and represented 7.1% of total loans at December 31, 2007, compared to $5.2 million, or 4.6% of total loans, at December 31, 2006. Multi-family and commercial real estate loans increased $4.6 million, or 88.5%, during the year ended December 31, 2007. The increase in loans in 2007 was due to new loan participations.

Consumer loans totaled $2.3 million and represented 1.6% of total loans at December 31, 2007 compared to $2.2 million, or 1.9% of total loans at December 31, 2006. Consumer loans increased $100,000 or, 4.5%, during the year ended December 31, 2007.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$120,774	87.42%	$100,152	88.84%	$88,873	90.96%	$87,653	89.99%	$88,037	88.64%
Multi-family and commercial real estate	9,803	7.09	5,212	4.62	3,563	3.65	3,611	3.71	4,328	4.36
Home equity loans and lines of credit	5,323	3.85	5,209	4.62	2,558	2.61	2,705	2.78	3,338	3.36
Total real estate loans	$135,900	98.36	$110,573	98.08	$94,994	97.22	$93,969	96.48	$95,703	96.36
Consumer:										
Education	$ 2,170	1.57	$ 2,137	1.90	$ 2,679	2.74	$ 3,117	3.19	$ 3,173	3.19
Loans on savings accounts	85	0.06	27	0.02	38	0.04	154	0.16	184	0.18
Other	5	0.01	1	–	2	–	162	0.17	265	0.27
Total consumer loans	2,260	1.64	2,165	1.90	2,719	2.78	3,433	3.52	3,622	3.64
Total loans	138,160	100.00%	112,738	100.00%	97,713	100.00%	97,402	100.00%	99,325	100.00%
Discount on loans purchased	149		120		157		254		258	
Allowance for loan losses	731		695		651		692		736	
Loans, net	$137,280		$111,923		$96,905		$96,456		$98,331	

The following table sets forth certain information at December 31, 2007 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four-Family Real Estate Loans	Multi-Family and Commercial Real Estate Loans	Home Equity Loans and Lines of Credit	Consumer Loans	Total Loans
	(Dollars in thousands)				
Amounts due in:					
One year or less	$ 18	$ 3	$ 3	$ 710	$ 734
More than one to five years	989	2,391	358	856	4,594
More than five years	119,767	7,409	4,962	694	132,832
Total	$120,774	$9,803	$5,323	$2,260	$138,160

The following table sets forth the dollar amount of all loans at December 31, 2007 that are due after December 31, 2008. All loans have fixed interest rates.

	Total
	(Dollars in thousands)
Real estate loans:	
One- to four-family	$120,756
Multi-family and commercial real estate	9,800
Home equity loans and lines of credit	5,320
Consumer loans	1,550
Total	$137,426

The following table shows loan origination, participation and purchase activity during the periods indicated.

	December 31, 2007	December 31, 2006	December 31, 2005
	(Dollars in thousands)		
Total loans at beginning of period	$112,738	$ 97,713	$97,402
Loans originated:			
Real estate loans:			
One- to four-family	30,470	21,947	13,346
Multi-family and commercial real estate	3,441	1,606	338
Home equity loans and lines of credit	1,036	3,537	878
Consumer	548	477	691
Total loans originated	35,495	27,567	15,253
Loans purchased	3,855	3,581	1,778
Deduct:			
Real estate loan principal repayments	(13,928)	(16,123)	(16,720)
Net loan activity	25,422	15,025	311
Total loans at end of period	$138,160	$112,738	$97,713

Securities. Our securities portfolio consists primarily of U.S. Government-sponsored entity securities and mortgage-backed securities. The weighted average rate of our securities portfolio was 5.30% as of December 31, 2007 as compared to 5.21% as of December 31, 2006 and the weighted average maturity was 5 years and 14 years as of December 31, 2007 and 2006, respectively. In April 2006, we sold our entire portfolio of $17.1 million of mutual funds which had been written down in 2004, 2005 and for the quarter ended March 31, 2006 for other-than temporary-impairment of their market value. The proceeds from this sale were utilized to further reduce FHLB borrowings. The amounts of the securities write-downs in 2006 totaled $167,000. The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Securities available-for-sale:						
Fannie Mae	$24,744	$24,970	$25,301	$25,044	$22,566	$22,303
Freddie Mac	8,594	8,601	10,715	10,571	11,941	11,794
Government National Mortgage Association	2,006	2,057	2,404	2,420	3,059	3,118
Other	157	157	257	253	18	18
Total mortgage-backed securities	35,501	35,785	38,677	38,288	37,584	37,233
U.S. government agency securities	4,108	4,131	1,400	1,356	1,400	1,353
Corporate securities	5,630	5,632	5,630	5,587	1,973	1,959
Total debt securities	45,239	45,548	45,707	45,231	40,957	40,545
Equity securities	430	337	430	451	17,759	17,763
Total	$45,669	$45,885	$46,137	$45,682	$58,716	$58,308

At December 31, 2007, we had no investments in a single company or entity (other than U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2007.

The following table sets forth the stated maturities and weighted average yields of securities at December 31, 2007. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Securities available-for-sale:										
Fannie Mae	$ –	–%	$ –	–%	$12,985	5.04%	$11,759	5.15%	$24,744	5.12%
Freddie Mac	–	–	–	–	4,809	4.84	3,785	5.27	8,594	5.03
Government National Mortgage Association	–	–	25	6.39	45	7.02	1,936	6.26	2,006	6.27
Other	–	–	45	2.89	–	–	112	5.57	157	4.79
U.S. Government agency securities	–	–	–	–	3,079	5.31	1,029	6.01	4,108	5.49
Corporate securities	–	–	–	–	5,630	6.00	–	–	5,630	6.00
Equity securities	–	–	–	–	–	–	–	–	–	–
Total	$ –	–%	$70	4.16%	$26,548	5.24%	$18,621	5.34%	$45,239	5.30%

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing demand accounts, money market accounts, savings accounts and time deposits. These deposits are provided primarily by individuals who live or work within our market areas. We have not used brokered deposits as a source of funding. Deposits increased $5.5 million, or 3.5% for the year ended December 31, 2007, and was attributable, in part, to the launching of a tiered signature money market account which accounted for approximately $32.5 million in funds since its introduction in July, 2006 and a $3.7 million increase in time deposits, offset by a $5.5 million decrease in savings accounts and a $905,000 decrease in interest-bearing deposit accounts and a $735,000 decrease in noninterest-bearing accounts. Our deposits totaled $163.2 million and $157.7 million at December 31, 2007 and 2006, respectively.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Noninterest-bearing accounts	$ 3,455	2.12%	$ 4,190	2.66%	$ 4,900	3.45%
NOW accounts	11,223	6.88	12,128	7.69	13,078	9.21
Money market	33,101	20.28	24,235	15.37	629	0.44
Savings accounts	36,193	22.17	41,664	26.42	47,470	33.43
Time deposits	79,245	48.55	75,505	47.86	75,930	53.47
Total	$163,217	100.00%	$157,722	100.00%	$142,007	100.00%

The following table indicates the amount of jumbo time deposits by time remaining until maturity as of December 31, 2007. Jumbo time deposits require minimum deposits of $100,000.

Maturity Period	Time Deposits
	(Dollars in thousands)
3 Months or less	$ 6,025
Over 3 Through 6 Months	4,655
Over 6 Through 12 Months	3,505
Over 12 Months	8,494
Total	$22,679

The following table sets forth our time deposits classified by rates at the dates indicated.

	At December 31,		
	2007	2006	2005
	(Dollars in thousands)		
1.00 – 1.99%	$ 3	$ 387	$ 1,901
2.00 – 3.99%	16,082	18,005	50,862
4.00 – 5.99%	63,090	57,047	22,341
6.00 – 7.99%	70	66	826
Total	$79,245	$75,505	$75,930

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2007.

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
1.00 – 1.99%	$ 3	$ –	$ –	$ –	$ –	$ 3	0.01%
2.00 – 3.99%	14,135	1,932	15	–	–	16,082	20.29
4.00 – 5.99%	24,656	5,341	5,744	9,557	17,792	63,090	79.61
6.00 – 7.99%	–	70	–	–	–	70	0.09
Total	$38,794	$7,343	$5,759	$9,557	$17,792	$79,245	100.00%

The following table sets forth deposit activity for the periods indicated.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Beginning balance	$157,722	$142,007	$132,887
Increase before interest credited	128	11,927	6,795
Interest credited	5,367	3,788	2,325
Net increase in deposits	5,495	15,715	9,120
Ending balance	$163,217	$157,722	$142,007

Borrowings. We utilize borrowings from the FHLB of Pittsburgh to supplement our supply of funds for loans and investments. Our FHLB borrowings are categorized as short-term borrowings and other borrowings. Short-term borrowings primarily consist of draws on "RepoPlus" line of credit advances. The RepoPlus line of credit carries an adjustable rate that is subject to annual renewal and incurs no service charges. All borrowings from the FHLB are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities and our investment in FHLB stock.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period:			
FHLB Advances	$10,508	$17,353	$27,228
Average advances outstanding during the period:			
FHLB Advances	$ 6,372	$10,983	$24,231
Weighted average interest rate during the period:			
FHLB Advances	3.93%	3.94%	4.70%
Balance outstanding at end of period:			
FHLB Advances	$10,098	$6,245	$16,909
Weighted average interest rate at end of period:			
FHLB Advances	3.81%	3.69%	3.82%

FHLB advances long-term decreased $2.1 million to $4.1 million at December 31, 2007, from $6.2 million at December 31, 2006, a decrease of 33.9%. The $2.1 million decrease in FHLB advances long-term reflect regularly scheduled repayments. The advances outstanding at December 31, 2007 mature in 2009 through 2012. In order to fund our $25.4 million increase in loans we utilized $6.0 million of short-term borrowings from the FHLB.

Stockholders' Equity. Stockholders' equity increased $12.2 million to $24.0 million at December 31, 2007, from $11.8 million at December 31, 2006. The increase in stockholders' equity was primarily related to the receipt of $13.9 million in proceeds related to the Company's stock offering, partially offset by a $1.3 million purchase of common stock related to the Company's employee stock ownership plan.

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006

Overview.

	Year Ended December 31,		% Change
	2007	2006	2007/2006
	(Dollars in thousands)		
Net loss	$(326)	$(219)	N/M
Return on average assets (1)	(0.17)%	(0.13)%	N/M
Return on average equity (2)	(1.37)	(1.87)	N/M
Average equity-to-assets ratio (3)	12.10	6.91	75.1%

(1) Net income (loss) divided by average assets.
(2) Net income (loss) divided by average equity.
(3) Average equity divided by average total assets.

A loss of $326,000 was reported for 2007 compared to a loss of $219,000 in 2006 primarily due to higher non interest expense, partially offset by an increase in net-interest income and higher non-interest income. Non-interest expenses increased $500,000, or 9.3%, to $5.9 million primarily as a result of higher professional fees related to operating as a public company and an increase in occupancy and equipment expense.

Net Interest Income. Net interest income for year ended December 31, 2007 increased $300,000 to $4.7 million, or 6.8%, from $4.4 million last year, primarily reflecting higher interest income earned on assets and the higher average balance of loans and other interest-earning assets, partially offset by a lower average balance on investment securities, higher interest expense paid on deposits and a higher average balance of deposits. The increase in the higher weighted average rate paid on deposits was mainly due to our tiered signature money market account and in increase in the average balance of time deposits, which was partially offset by a decrease in the average balance of savings accounts and reduced borrowings expense due to a decrease in the average balance of borrowings. Total interest and dividend income increased $1.7 million as the average balance of loans and other interest earning assets increased, partially offset by a decrease in the average balance of investment securities. Total interest expense increased $1.4 million as a result of higher average balance of money market accounts and time deposits, partially offset by a decrease in the average balance of savings accounts and borrowings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans	$124,622	$ 7,254	5.82%	$ 103,806	$6,011	5.79%	$ 95,481	$5,569	5.83%
Investment securities	45,652	2,361	5.17	46,025	2,237	4.86	59,264	2,584	4.36
Other interest earning assets	13,543	682	5.04	6,723	342	5.09	3,892	76	1.95
Total interest-earning assets	183,817	10,297	5.60%	156,554	8,590	5.49%	158,637	8,229	5.19%
Noninterest-earning assets	13,243			13,298			14,897		
Loan loss reserve	(727)			(569)			(651)		
Total assets	$196,333			$169,283			$172,883		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW accounts	$ 11,411	68	0.60%	$12,718	68	0.53%	$ 13,957	75	0.54%
Money market deposits	33,241	1,615	4.86	6,796	346	5.09	613	5	0.82
Savings accounts	38,947	318	0.82	52,090	357	0.69	48,914	380	0.78
Time deposits	74,262	3,366	4.53	66,980	3,017	4.50	65,835	1,865	2.83
Total interest-bearing deposits	157,861	5,367	3.40	138,584	3,788	2.73	129,319	2,325	1.80
FHLB advances – short-term	1,271	60	4.72	2,083	105	5.04	1,750	79	4.51
FHLB advances – long-term	5,101	190	3.72	8,900	328	3.69	22,481	1,061	4.72
Advances by borrowers for taxes and insurance	1,031	21	2.04	901	19	2.11	704	15	2.13
Total interest-bearing liabilities	165,264	5,638	3.41%	150,468	4,240	2.82%	154,254	3,480	2.26%
Non-interest-bearing liabilities	7,311			7,125			5,551		
Total liabilities	172,575			157,593			159,805		
Retained earnings	23,758			11,690			13,078		
Total liabilities and retained earnings	$196,333			$169,283			$172,883		
Net interest income		$ 4,659			$4,350			$4,749	
Interest rate spread			2.19%			2.67%			2.93%
Net interest margin			2.53%			2.78%			2.99%
Average interest-earning assets to average interest-bearing liabilities			111.23%			104.04%			102.84%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Year Ended December 31, 2007 Compared to Year Ended December 31, 2006			For the Year Ended December 31, 2006 Compared to Year Ended December 31, 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
Interest and dividend income:						
Loans receivable	$1,211	$ 32	$1,243	$ 482	$ (40)	$ 442
Investment securities	(18)	142	124	(713)	366	(347)
Other	343	(3)	340	83	183	266
Total interest-earning assets	$1,536	$171	$1,707	$ (149)	$ 510	$ 361
Interest expense:						
NOW accounts	$ –	$ –	$ –	$ (7)	$ (0)	$ (7)
Money market deposits	1,284	(15)	1,269	224	117	341
Savings accounts	(161)	122	(39)	28	(51)	(23)
Time deposits	330	19	349	33	1,119	1,152
Short-term borrowings	(39)	(6)	(45)	16	10	26
Other borrowings	(142)	4	(138)	(538)	(195)	(733)
Advances by borrowers for taxes and insurance	3	(1)	2	4	(0)	4
Total interest-bearing liabilities	$1,275	$123	$1,398	$ (239)	$ 999	$ 760
Change in net interest income	$ 261	$ 48	$309	$ 90	$ (489)	$ (399)

Provision for Loan Losses. We recorded a provision for loan losses for the year ended December 31, 2007 of $31,000 as compared to $58,000 for loan losses recorded in 2006. The decreased loan loss provision reflects management's estimate of the losses inherent in our total loan portfolio and the increase in our overall loan portfolio. The provision during these periods reflects management's assessment of charge-off activity, decreased non-performing loans and increased loan delinquencies. We used the same methodology and generally similar assumptions in assessing the allowance for both periods. An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under *"–Risk Management–Analysis of Non-Performing and Classified Assets"* and *"–Risk Management–Analysis and Determination of the Allowance for Loan Losses."*

Non-Interest Income. The following table shows the components of non-interest income for the year ended December 31, 2007 and 2006.

	Year Ended December 31,	
	2007	2006
	(Dollars in thousands)	
Service fees on deposit accounts	$129	$141
Earnings on bank-owned life insurance	192	164
Investment securities losses, net	-	(167)
Rental income	293	321
Other	146	191
Total	$760	$650

The $110,000 increase in non-interest income for the year ended December 31, 2007 as compared to last year was primarily due to the losses on the sale of investment securities in 2006 as compared to no sales activity in 2007 and higher reported income attributable to bank-owned life insurance, partially offset by lower fees on deposit accounts, lower rental income from our office building due to higher vacancies and a decrease in revenues from our title insurance subsidiary.

Non-Interest Expense. The following table shows the components of non-interest expense.

	Year Ended December 31,	
	2007	2006
	(Dollars in thousands)	
Compensation and employee benefits	$2,961	$2,949
Occupancy and equipment	1,036	859
Federal deposit insurance premiums	138	136
Data processing expense	262	227
Professional fees	474	151
Other	1,007	1,038
Total non-interest expense	$5,878	$5,360
Efficiency ratio	108.45%	107.26%

Total non-interest expense increased $500,000, or 9.3%, to $5.9 million for the year ended December 31, 2007 from the prior year. The increases in non-interest expenses for the year ended December 31, 2007 as compared to the prior year periods were primarily the result of higher professional fees related to operating as a public company, including the costs associated with compliance with the Sarbanes-Oxley Act of 2002 and higher occupancy and equipment costs related to the installation of new ATMs, additional service contract expenses, costs associated with the implementation of our retail internet banking product and costs associated with our Polonia Bank Online division.

Income Tax Expense. An income tax benefit of $165,000 was recorded for the year ended December 31, 2007 compared to a $202,000 benefit in 2006 reflecting the reporting of a $326,000 loss.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we encounter are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a past due notice is generated and sent to the borrower and phone calls are made. If payment is not then received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 60th day of delinquency, a further notification is sent to the borrowers giving notice of possible foreclosure actions. If no successful workout can be achieved by the 90th day of delinquency, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the board of directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Non-Performing and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate loans:					
One- to four-family	$179	$181	$234	$309	$ 401
Multi-family and commercial real estate	–	–	–	–	30
Home equity loans and lines of credit	–	–	12	16	14
Consumer	37	93	38	43	–
Total	216	274	284	368	445
Real estate owned	–	–	428	680	709
Other nonperforming assets	–	–	–	–	–
Total nonperforming assets	$216	$274	$712	$1,048	$1,154
Total nonperforming loans to total loans	0.16%	0.24%	0.29%	0.38%	0.45%
Total nonperforming loans to total assets	0.11%	0.13%	0.16%	0.21%	0.24%
Total nonperforming assets and troubled debt restructurings to total assets	0.11%	0.13%	0.41%	0.60%	0.62%

Interest income that would have been recorded for the years ended December 31, 2007, 2006 and 2005 had nonaccruing loans been current according to their original terms was not material.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Special mention assets	$ –	$ –	$ –
Substandard assets	216	274	777
Doubtful assets	–	–	–
Loss assets	–	–	–
Total classified assets	$216	$274	$ 777

Other than disclosed in the above tables, there are no other loans at December 31, 2007 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2007		2006		2005	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(Dollars in thousands)					
Real estate loans						
One- to four-family	$ 77	$ –	$521	$ –	$ 92	$ –
Multi-family and commercial real estate	–	–	–	–	–	–
Home equity loans and lines of credit	–	–	–	–	–	–
Consumer	35	22	22	2	47	48
Total	$112	$22	$543	$2	$139	$ 48

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Problem Loans. We establish an allowance on certain identified problem loans where the loan balance exceeds the fair market value, when collection of the full amount outstanding becomes improbable and when an accurate estimate of the loss can be documented.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans that are not delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, specific reserve and classified asset trends, delinquency trends and risk rating trends. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2007, our allowance for loan losses represented 0.53% of total gross loans and 338.4% of nonperforming loans. At December 31, 2006, our allowance for loans losses represented 0.62% of total gross loans and 253.7% of nonperforming loans. The allowance for loans losses increased by $36,000 to $731,000 at December 31, 2007 from $695,000 at December 31, 2006 as we recorded a provision for loan losses of $31,000 and recoveries of $5,000.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,														
	2007			2006			2005			2004			2003		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)														
Real estate loans:															
One-to four-family	$443	60.00%	87.00%	$314	45.00%	89.00%	$373	57.00%	91.00%	$362	52.00%	90.00%	$353	48.00%	89.00%
Multi-family and commercial real estate loans	250	34.00	7.00	344	50.00	5.00	252	39.00	4.00	299	43.00	4.00	348	47.00	4.00
Home equity loans and lines of credit	27	4.00	4.00	26	4.00	5.00	13	2.00	2.00	14	2.00	3.00	17	2.00	3.00
Consumer	11	2.00	2.00	11	1.00	1.00	13	2.00	3.00	17	3.00	3.00	18	3.00	4.00
Total allowance for loan losses	$731	100.00%	100.00%	$695	100.00%	100.00%	$651	100.00%	100.00%	$692	100.00%	100.00%	$736	100.00%	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance at beginning of period	$695	$651	$692	$736	$725
Provision for loan losses	31	58	–	–	–
Charge-offs:					
One-to four-family	–	(19)	(66)	(49)	(30)
Multi-family and commercial real estate	–	–	–	–	–
Home equity loans and lines of credit	–	–	–	–	–
Consumer	–	–	–	–	–
Total	0	(19)	(66)	(49)	(30)
Recoveries:					
One-to four-family	5	5	25	5	41
Multi-family and commercial real estate	–	–	–	–	–
Home equity loans	–	–	–	–	–
Consumer	–	–	–	–	–
Total	5	5	25	5	41
Net charge-offs	5	(14)	(41)	(44)	11
Allowance at end of period	$731	$695	$651	$692	$736
Allowance to nonperforming loans	338%	254%	230%	188%	64%
Allowance to total loans outstanding at the end of the period	0.53%	0.62%	0.67%	0.71%	0.74%
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)%	0.01%	0.04%	0.05%	(0.01)%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and periodically selling fixed-rate mortgage loans and available-for-sale securities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of management and the board of directors, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2007, that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Estimated Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change (bp)
	(Dollars in thousands)				
300	$11,806	$(13,246)	(53.00)%	6.19%	(583)
200	16,407	(8,645)	(35.00)	8.34	(368)
100	21,064	(3,988)	(16.00)	10.39	(164)
0	25,052	–	–	12.02	–
(100)	26,513	1,461	6.00	12.53	51
(200)	26,048	995	4.00	12.24	22

The Office of Thrift Supervision use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $3.8 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $45.9 million at December 31, 2007. In addition, at December 31, 2007, we had the ability to borrow a total of approximately $149.4 million from the FHLB of Pittsburgh. On December 31, 2007, we had $10.1 million of borrowings outstanding. Future growth of our loan portfolio resulting from our expansion efforts may require us to borrow additional funds.

At December 31, 2007, we had $3.5 in mortgage loan commitments outstanding. Time deposits due within one year of December 31, 2007 totaled $38.8 million, or 49.0% of time deposits. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other time deposits and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits due on or before December 31, 2008. We believe, however, based on past experience that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competition and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision— Federal Savings Associations Regulation—Capital Requirements*" and note 13 of the notes to the consolidated financial statements.

We also manage our capital for maximum shareholder benefit. The capital from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations are expected to be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under OTS regulations, we are not allowed to repurchase any shares during the first year following our offering, except to fund the restricted stock awards under the equity incentive plan, unless extraordinary circumstances exist and we receive regulatory approval.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments. A presentation of our outstanding loan commitments at December 31, 2007 and their effect on our liquidity is presented at note 11 of the notes to the consolidated financial statements and under "*—Risk Management—Liquidity Management.*"

For the years ended December 31, 2007 and December 31, 2006, we did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report on Form 10-KSB have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7. FINANCIAL STATEMENTS

Information required by this item is included herein beginning on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A(T). CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no changes in the Company's internal control over financial reporting occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's report on internal control over financial reporting is incorporated herein by reference to the section captioned *"Management's Report on Internal Control Over Financial Reporting"* immediately preceding the Company's Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-KSB.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Board of Directors

For information relating to the directors of the Company, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference.

Executive Officers

For information relating to the executive officers of the Company, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

For information regarding compliance with Section 16(a) of the Exchange Act, the cover page to this Annual Report on Form 10-KSB and the section captioned *"Section 16(a) Beneficial Ownership Compliance"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Paul D. Rutkowski, Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, Suite 300, Huntingdon Valley, Pennsylvania 19006.

Audit Committee of the Board of Directors

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference.

ITEM 10. EXECUTIVE COMPENSATION

For information regarding executive compensation the section entitled *"Executive Compensation"* and *"Directors' Compensation"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Changes in Control

Management of Polonia Bancorp knows of no arrangements, including any pledge by any person of securities of Polonia Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The Company has adopted the Polonia Bancorp 2007 Equity Incentive Plan, which was approved by stockholders in July 2007. The following table sets forth certain information with respect to the Company's equity compensation plan as of December 31, 2007.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	162,003	$9.40	-
Equity compensation plans not approved by security holders	-	-	-
Total	162,003	$9.40	-

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned *"Transactions with Related Persons"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference.

Corporate Governance

For information regarding director independence, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference.

ITEM 13. EXHIBITS

3.1 Charter of Polonia Bancorp (1)
3.2 Bylaws of Polonia Bancorp(1)
4.0 Stock Certificate of Polonia Bancorp (1)
10.1 Polonia Bank Employment Agreement(1)
10.2 Polonia Bancorp Employment Agreement(1)
10.3 Polonia Bank Employee Severance Compensation Plan(1)
10.4 Supplemental Executive Retirement Plan(1)
10.5 Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz(1)
10.6 Supplemental Executive Retirement Plan for Edward W. Lukiewski(1)
10.7 Non-Qualified Deferred Compensation Plan(1)
10.8 Supplemental Executive Retirement Plan for Paul D. Rutkowski(1)
10.9 Supplmental Executive Retirement Plan for Kenneth J. Maliszewski(1)
10.10 Split Dollar Life Insurance Agreement with Paul D. Rutkowski(2)
10.11 Split Dollar Life Insurance Agreement with Kenneth J. Maliszewski(2)
21.0 Subsidiaries of the Registrant
23.1 Consent of S.R. Snodgrass, A.C.

31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0 Section 1350 Certification

(1) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Registration Statement on Form SB-2, (File No. 333-135643) and any amendments thereto.
(2) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Current Report on Form 8-K, filed on January 25, 2007 (File No. 000-52267).

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information regarding the principal accountant fees and expenses, the section captioned *"Independent Registered Public Accounting Firm"* in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with United States generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007, using the criteria established in *Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission* ("COSO"). Based on this assessment, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective based on the criteria.

This annual report does not include an attestation report of the Company's Independent Registered Public Accounting Firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's Independent Registered Public Accounting Firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLONIA BANCORP

Date: March 28, 2008

By: /s/ Anthony J. Szuszczewicz
Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anthony J. Szuszczewicz Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer (principal executive officer)	March 28, 2008
/s/ Paul D. Rutkowski Paul D. Rutkowski	Chief Financial Officer and Treasurer (principal accounting and financial officer)	March 28, 2008
/s/ Dr. Eugene Andruczyk Dr. Eugene Andruczyk	Director	March 28, 2008
/s/ Frank J. Byrne Frank J. Byrne	Director	March 28, 2008
/s/ Gordon R. Johnston, III Gordon R. Johnston, III	Director	March 28, 2008
/s/ Edward W. Lukiewski Edward W. Lukiewski	Director	March 28, 2008
/s/ Robert J. Woltjen Robert J. Woltjen	Director	March 28, 2008

POLONIA BANCORP

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polonia Bancorp

We have audited the consolidated balance sheets of Polonia Bancorp and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polonia Bancorp and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Polonia Bancorp's internal control over financial reporting as of December 31, 2007, included in the accompanying "Management's Report on Internal Control" and, accordingly, we do not express and opinion thereon.

/s/ S.R. Snodgrass, A.C.

Wexford, PA
March 24, 2008

POLONIA BANCORP
CONSOLIDATED BALANCE SHEET

	December 31, 2007	December 31, 2006
ASSETS		
Cash and due from banks	$ 980,929	$ 863,059
Interest-bearing deposits with other institutions	2,844,796	31,003,198
Cash and cash equivalents	3,825,725	31,866,257
Investment securities available for sale	45,885,415	45,680,651
Loans receivable (net of allowance for loan losses of $731,338 and $694,570)	137,279,915	111,922,796
Accrued interest receivable	848,930	795,585
Federal Home Loan Bank stock	1,270,800	934,600
Premises and equipment, net	5,195,812	5,294,758
Bank-owned life insurance	4,172,776	3,980,693
Other assets	2,117,796	2,898,851
TOTAL ASSETS	$ 200,597,169	$ 203,374,191
LIABILITIES		
Deposits	$ 163,216,663	$ 157,722,003
FHLB advances - short-term	6,000,000	-
FHLB advances - long-term	4,098,370	6,245,223
Advances by borrowers for taxes and insurance	1,224,248	1,104,245
Accrued interest payable	9,504	20,447
Stock offering subscription rights	-	24,822,062
Other liabilities	2,054,639	1,683,218
TOTAL LIABILITIES	176,603,424	191,597,198
Commitments and contingencies (Note 10)	-	-
STOCKHOLDERS' EQUITY		
Preferred stock ($.01 par value; 1,000,000 shares authorized; none issued or outstanding)	-	-
Common stock ($.01 par value; 14,000,000 shares authorized; 3,306,250 shares issued and outstanding)	33,063	-
Additional paid-in-capital	13,843,776	-
Retained earnings	11,752,230	12,077,801
Unallocated shares held by Emploee Stock Ownership Plan ("ESOP") (120,964 shares)	(1,209,647)	-
Unearned restricted shares (64,800 shares)	(568,512)	-
Accumulated other comprehensive income (loss)	142,835	(300,808)
TOTAL STOCKHOLDERS' EQUITY	23,993,745	11,776,993
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 200,597,169	$ 203,374,191

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2007	Year Ended December 31, 2006
INTEREST AND DIVIDEND INCOME		
Loans receivable	$ 7,253,595	$ 6,010,824
Investment securities	2,361,318	2,236,657
Interest-bearing deposits and other dividends	682,375	342,112
Total interest and dividend income	10,297,288	8,589,593
INTEREST EXPENSE		
Deposits	5,367,463	3,788,248
FHLB advances - short-term	59,899	105,357
FHLB advances - long-term	190,359	327,500
Advances by borrowers for taxes and insurance	20,869	18,887
Total interest expense	5,638,590	4,239,992
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	4,658,698	4,349,601
Provision for loan losses	31,367	57,973
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,627,331	4,291,628
NONINTEREST INCOME		
Service fees on deposit accounts	129,014	141,420
Earnings on bank-owned life insurance	192,083	164,022
Investment securities losses, net	-	(167,697)
Rental income	292,875	321,314
Other	146,552	191,090
Total noninterest income	760,524	650,149
NONINTEREST EXPENSE		
Compensation and employee benefits	2,960,996	2,948,759
Occupancy and equipment	1,036,242	858,120
Federal deposit insurance premiums	138,289	136,088
Data processing expense	261,337	226,582
Professional fees	474,166	150,754
Other	1,006,978	1,042,493
Total noninterest expense	5,878,008	5,362,796
Loss before income tax benefit	(490,153)	(421,019)
Income tax benefit	(164,582)	(201,981)
NET LOSS	$ (325,571)	$ (219,038)
EARNINGS PER SHARE, BASIC AND DILUTED*	$ (0.10)	$ N/A
Weighted average common shares outstanding, basic and diluted	$ 3,175,615	N/A

* Earnings per share for the year ended December 31, 2007, are based on the period after Polonia's reorganization, January 17, 2007.

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock # of Shares	Common Stock Amount	Additional Paid-In-Capital	Retained Earnings	Unallocated ESOP Shares	Unearned Restricted Shares	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
Balance, December 31, 2005	-	$ -	$ -	$ 12,296,839	$ -	$ -	$ (268,622)	$ 12,028,217	
Net loss				(219,038)				(219,038)	$ (219,038)
Other comprehensive loss:									
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $16,581							(32,186)	(32,186)	(32,186)
Comprehensive loss									$ (251,224)
Balance, December 31, 2006	-	$ -	$ -	$ 12,077,801	$ -	$ -	$ (300,808)	$ 11,776,993	
Common stock issued	3,306,250	33,063	13,801,718		(1,296,050)	(609,120)		11,929,611	
Net loss				(325,571)				(325,571)	$ (325,571)
Other comprehensive income:									
Unrealized gain on available-for-sale securities, net of tax benefit of $228,543	-	-	-	-	-	-	443,643	443,643	443,643
Comprehensive income									$ 118,072
Stock options compensation expense	-	-	31,436	-				31,436	
Allocation of unearned ESOP shares	-	-	10,622	-	86,403			97,025	
Allocation of unearned restricted shares	-	-	-	-		40,608		40,608	
Balance, December 31, 2007	3,306,250	$ 33,063	$ 13,843,776	$ 11,752,230	$ (1,209,647)	$ (568,512)	$ 142,835	$ 23,993,745	

Components of other comprehensive income (loss):	2007	2006
Changes in net unrealized gain on investment securities available for sale	$ 443,643	$ (142,866)
Realized losses included in net loss, net of tax benefit of $57,017	-	110,680
Total	$ 443,643	$ (32,186)

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006
OPERATING ACTIVITIES		
Net loss	$ (325,571)	$ (219,038)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Provision for loan losses	31,367	57,973
Depreciation, amortization, and accretion	393,778	559,480
Investment securities losses, net	-	167,697
Earnings on bank-owned life insurance	(192,083)	(164,022)
Deferred federal income taxes	(217,855)	53,541
Increase in accrued interest receivable	(53,345)	(95,599)
Decrease in accrued interest payable	(10,943)	(29,606)
Stock compensation expense	169,069	-
Other, net	(136,748)	191,391
Net cash provided by (used for) operating activities	(342,331)	521,817
INVESTING ACTIVITIES		
Investment securities available for sale:		
Proceeds from sales	-	17,161,006
Proceeds from principal repayments and maturities	10,282,486	8,530,402
Purchases	(9,852,370)	(13,510,397)
Increase in loans receivable, net	(21,504,304)	(11,451,431)
Loans purchased	(3,855,244)	(3,580,800)
Proceeds from sales of real estate owned	-	457,004
Disbursements to improve real estate owned	-	(29,279)
Purchase of Federal Home Loan Bank stock	(466,800)	(535,100)
Redemptions of Federal Home Loan Bank stock	130,600	1,210,300
Purchase of premises and equipment	(286,450)	(17,618)
Net cash used for investing activities	(25,552,082)	(1,765,913)
FINANCING ACTIVITIES		
Increase in deposits, net	6,488,478	15,714,828
Net increase (decrease) in FHLB advances - short-term	6,000,000	(3,500,000)
Repayment of FHLB advances - long-term	(2,146,853)	(7,163,935)
Proceeds from stock subscription rights	-	24,822,062
Repayment of stock offering subscription rights	(12,233,800)	-
Deferred conversion costs	(373,947)	(669,402)
Increase (decrease) in advances by borrowers for taxes and insurance, net	120,003	140,352
Net cash provided by (used for) financing activities	(2,146,119)	29,343,905
Increase (decrease) in cash and cash equivalents	(28,040,532)	28,099,809
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,866,257	3,766,448
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,825,725	$ 31,866,257
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid:		
Interest	$ 5,649,533	$ 4,269,598
Income taxes (refunds)	75,000	(184,503)
Noncash transactions:		
Transfers from subscriptions rights to stockholders' equity	12,549,940	-
Transfers from customers savings to stockholders' equity	993,818	-

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Polonia Bancorp (the "Company") was organized as a federally chartered corporation at the direction of Polonia Bank (the "Bank") in January 2007 to become the mid-tier stock holding company for the Bank upon the completion of its reorganization into the mutual holding company form of organization. Pursuant to the Plan of Reorganization, the Bank converted to stock form with all of its stock owned by the Company.

The Bank is a federally chartered savings bank located in Huntingdon Valley, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio and its portfolio of residential real estate, commercial real estate, and consumer loans, as well as a variety of deposit services offered to its customers through five offices located in the Greater Philadelphia area. The Bank is subject to regulation by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation. Community Abstract Agency, LLC, "CAA," a wholly owned subsidiary of the Bank, provides title insurance on loans secured by real estate.

The consolidated financial statements include the accounts of the Bank and the Bank's wholly owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware investment company, and CAA. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent Company's financial statements is carried at the parent Company's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements

The accounting principles followed by the Company and the subsidiaries and the methods of applying these principles conform to U.S. generally accepted accounting principles and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable

Loans are stated at the principal amount outstanding less the allowance for loan losses and net of deferred loan origination fees and costs. Interest on loans is recognized as income when earned on the accrual method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance is established through a provision which is charged to operations. Management's evaluation takes into consideration the risks inherent in the loan portfolio, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the useful lives of the related assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 40 years for building premises. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank-Owned Life Insurance

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated statements of financial condition, and any increases in the cash surrender value are recorded as noninterest income on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

Federal Income Taxes

The Company and subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense and benefit are based on the changes in the deferred tax assets or liabilities from period to period.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

Comprehensive Income (Loss)

The Company is required to present comprehensive income (loss) and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Employee Stock Ownership Plan ("ESOP")

The Company accounts for the ESOP in accordance with Statement of Position 93-6, *"Employers' Accounting for Employee Stock Ownership Plans"* ("SOP 93-6"). The value of unearned shares to be allocated to ESOP participants is recognized as a reduction to stockholders' equity in the Company's balance sheet. Unallocated ESOP shares, not yet committed to be released, are not considered outstanding for the purpose of calculating net income per common share. Dividends paid on allocated ESOP shares are charged to retained earnings and dividends paid on unallocated ESOP shares are used to satisfy debt service. The loan to the ESOP is repaid principally from the Bank's contributions to the ESOP and dividends payable on common stock held by the ESOP over a period of 15 years. Compensation expense is recognized as ESOP shares are committed to be released.

Equity Incentive Plan

During the years ended December 31, 2007 and 2006, the Bank recorded $31,436 and $0, respectively, in expense related to share-based awards. As of December 31, 2007, there was approximately $440,104 of unrecognized cost related to unvested share-based awards granted. That cost is expected to be recognized over the next four years.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options (Continued)

The fair value of each option is amortized into expense on a straight-line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

Grant Year	Expected Dividend Yield	Risk-Free Interest Rate	Expected Volatility	Expected Life (in years)
2007	-	4.6%	10.3%	7.75

The weighted average fair value of stock options granted for 2007 was $2.91.

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations* ("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, *Fair Value Measurements*. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the Issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF is not expected to have a material effect on the Company's results of operations or financial position.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 ("EITF 06-10"), *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements*. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF is not expected to have a material effect on the Company's results of operations or financial position.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11 ("EITF 06-11"), *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under FAS No. 123R, *Share-Based Payment*, and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of this EITF is not expected to have a material effect on the Company's results of operations or financial position.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2007	2006
Weighted-average common shares outstanding	3,306,250	N/A
Average unearned restricted shares	(5,459)	N/A
Average unallocated shares held by ESOP	(125,176)	N/A
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	3,175,615	N/A

Options to purchase 162,003 shares of common stock at a price of $9.40 as of December 31, 2007, were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

3. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are summarized as follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Fannie Mae	$ 24,743,554	$ 286,003	$ (60,044)	$ 24,969,513
Freddie Mac	8,594,009	27,435	(20,503)	8,600,941
Government National Mortgage Association securities	2,006,332	62,000	(10,861)	2,057,471
Other	156,958	1,325	(1,176)	157,107
Total mortgage-backed securities	35,500,853	376,763	(92,584)	35,785,032
U.S. government agency securities	4,108,237	25,091	(2,190)	4,131,138
Corporate securities	5,629,907	1,838	-	5,631,745
Total debt securities	45,238,997	403,692	(94,774)	45,547,915
Equity securities	430,000	-	(92,500)	337,500
Total	$ 45,668,997	$ 403,692	$ (187,274)	$ 45,885,415

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Fannie Mae	$ 25,300,504	$ 26,699	$ (283,602)	$ 25,043,601
Freddie Mac	10,714,608	11,238	(154,647)	10,571,199
Government National Mortgage Association securities	2,404,329	32,374	(16,911)	2,419,792
Other	257,136	16	(4,601)	252,551
Total mortgage-backed securities	38,676,577	70,327	(459,760)	38,287,143
U.S. government agency securities	1,400,000	-	(44,310)	1,355,690
Corporate securities	5,629,843	-	(43,025)	5,586,818
Total debt securities	45,706,420	70,327	(547,096)	45,229,651
Equity securities	430,000	21,000	-	451,000
Total	$ 46,136,420	$ 91,327	$ (547,096)	$ 45,680,651

3. INVESTMENT SECURITIES (Continued)

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2007					
	Less Than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fannie Mae	1,642,784	(2,076)	4,725,909	(57,968)	6,368,693	(60,044)
Freddie Mac	193,520	(232)	5,552,862	(20,271)	5,746,382	(20,503)
Government National Mortgage Association securities	-	-	475,480	(10,861)	475,480	(10,861)
Other	14,830	(955)	45,021	(221)	59,851	(1,176)
U.S. government agency securities	-	-	997,810	(2,190)	997,810	(2,190)
Corporate securities	337,500	(92,500)	-	-	337,500	(92,500)
Total	2,188,634	(95,763)	11,797,082	(91,511)	13,985,716	(187,274)

	December 31, 2006					
	Less Than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fannie Mae	4,007,180	(16,588)	16,283,792	(267,014)	20,290,972	(283,602)
Freddie Mac	-	-	9,838,471	(154,647)	9,838,471	(154,647)
Government National Mortgage Association securities	-	-	597,869	(16,911)	597,868	(16,911)
Other	-	-	236,749	(4,601)	236,749	(4,601)
U.S. government agency securities	-	-	1,355,690	(44,310)	1,355,690	(44,310)
Corporate securities	5,586,818	(43,025)	-	-	5,586,818	(43,025)
Total	9,593,998	(59,613)	28,312,571	(487,483)	37,906,568	(547,096)

The policy of the Company is to recognize an other-than-temporary impairment of equity securities where the fair value has been significantly below cost for an extended time period. For fixed-maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 25 positions that are considered temporarily impaired as of December 31, 2007. The Company reviews its position quarterly and has asserted that at December 31, 2007, the declines outlined in the above table represent temporary declines, and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

3. INVESTMENT SECURITIES (Continued)

The Company has identified certain investment securities for which it has determined the unrealized losses to be other than temporary. The Company recorded an other-than-temporary impairment charge of $167,697 for the year ended December 31, 2006.

Proceeds from the sale of securities available for sale amounted to $17,161,006.in 2006. There was no gain or loss recognized on the sale.

The amortized cost and estimated market value of debt securities at December 31, 2007, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 3 to 30 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2007	Amortized Cost	Fair Value
Due within one year	$ 358	$ 364
Due after one year through five years	69,777	70,125
Due after five years through ten years	26,548,728	26,767,761
Due after ten years	18,620,134	18,709,665
Total	$ 45,238,997	$ 45,547,915

4. LOANS RECEIVABLE

Loans receivable consist of the following:

		December 31,		
		2007		2006
Mortgage loans:				
One-to-four family	$	120,774,255	$	100,152,081
Multi-family and commercial		9,802,864		5,211,510
		130,577,119		105,363,591
Home equity loans and HELOCs		5,322,808		5,209,057
Education loans		2,170,015		2,136,608
Loans on savings accounts		84,770		27,516
Other		5,521		1,512
		138,160,233		112,738,284
Less:				
Net deferred loan fees		148,980		120,918
Allowance for loan losses		731,338		694,570
Total	$	137,279,915	$	111,922,796

The Company's loan portfolio consists predominantly of one-to-four family unit first mortgage loans in the northwest suburban area of metropolitan Philadelphia, primarily in Montgomery and Bucks Counties. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Company's loan portfolio performance at December 31, 2007 and 2006, is dependent upon the local economic conditions.

Activity in the allowance for loan losses for the periods ended is summarized as follows:

		Year Ended December 31,		
		2007		2006
Balance, beginning of period	$	694,570	$	650,943
Add:				
Provision charged to operations		31,367		57,973
Loan recoveries		5,401		5,401
		731,338		714,317
Less:				
Charge-offs		-		19,747
Balance, end of period	$	731,338	$	694,570

In the normal course of business, loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended December 31, 2007, is as follows:

2006	Additions	Amounts Collected	2007
$ 2,686,848	$ 200,000	$ 98,568	$ 2,788,280

5. FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System. As a member, the Company maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31, 2007	December 31, 2006
Land	$ 55,000	$ 55,000
Buildings	6,950,850	6,950,350
Furniture, fixtures, and equipment	2,154,799	2,071,508
	9,160,649	9,077,358
Less accumulated depreciation	3,964,837	3,782,600
Total	$ 5,195,812	$ 5,294,758

Depreciation expense amounted to $385,396 and $373,033 for the years ended December 31, 2007 and 2006, respectively.

7. DEPOSITS

Deposit accounts are summarized as follows as of December 31:

	2007 Amount	2007 %	2006 Amount	2006 %
Non-interest-bearing demand	$ 3,455,320	2.12 %	$ 4,189,704	2.66 %
NOW accounts	11,222,806	6.88	12,127,497	7.69
Money market deposit	33,100,834	20.3	24,235,253	15.4
Savings	36,192,411	22.2	41,664,404	26.4
	83,971,371	51.45	82,216,858	52.14
Time deposits:				
1.00 - 1.99%	2,988	0.01	387,125	0.24
2.00 - 3.99%	16,082,510	9.85	18,004,759	11.4
4.00 - 5.99%	63,089,979	38.7	57,047,551	36.2
6.00 - 7.99%	69,815	0.04	65,710	0.04
	79,245,292	48.55	75,505,145	47.86
Total	$ 163,216,663	100.00 %	$ 157,722,003	100.00 %

7. DEPOSITS (Continued)

The scheduled maturities of time deposits are as follows:

		December 31, 2007
2008	$	38,793,985
2009		7,342,754
2010		5,759,593
2011		9,556,772
2012		17,792,188
Total	$	79,245,292

Time deposits include those in denominations of $100,000 or more. Such deposits aggregated $22,678,719 and $22,793,119 at December 31, 2007 and 2006, respectively.

The scheduled maturities of time deposits in denominations of $100,000 or more are as follows:

		December 31, 2007
Within three months	$	6,024,579
Three through six months		4,654,530
Six through twelve months		3,505,345
Over twelve months		8,494,265
Total	$	22,678,719

The aggregate amount of time deposits with a minimum denomination of $100,000 was $22,678,719 and $22,793,119 at December 31, 2007 and 2006, respectively. Deposits in excess of $100,000, with the exception of individual retirement accounts that are in excess of $250,000, are not federally insured.

Interest expense by deposit category is as follows:

	Year ended December 31,			
		2007		2006
NOW	$	68,187	$	68,202
Money market		1,614,680		345,901
Savings		318,369		356,845
Time deposits		3,366,227		3,017,300
Total	$	5,367,463	$	3,788,248

8. FHLB ADVANCES – SHORT-TERM

Short-term borrowings consisted of draws on the Company's "RepoPlus" line of credit advances through the FHLB. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Company's investment in FHLB stock.

The following table sets forth information concerning short-term borrowings:

	December 31, 2007	December 31, 2006
Balance at year-end	$ 6,000,000	$ -
Maximum amount outstanding at any month-end	6,000,000	5,500,000
Average balance outstanding during the year	1,271,233	2,083,333
Weighted-average interest rate:		
As of year-end	3.80%	-
Paid during the year	4.71%	5.06%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

9. FHLB ADVANCES – LONG-TERM

The following table sets forth information concerning FHLB advances – long-term:

Description	Maturity Range From	Maturity Range to	Weighted-Average Interest Rate	Stated Interest Rate Range From	Stated Interest Rate Range to	At December 31, 2007	At December 31, 2006
Fixed-rate amortizing	08/26/09	12/26/12	3.83 %	3.75 %	3.87 %	4,098,370	6,245,223

Payments of FHLB borrowings are summarized as follows:

Year Ending December 31,	December 31, 2007 Amount	December 31, 2007 Weighted-Average Rate
2008	$ 1,311,021	3.80%
2009	1,079,825	3.81%
2010	547,330	3.87%
2011	568,892	3.87%
2012	591,302	3.87%
Total	$ 4,098,370	3.83%

As of December 31, 2007, the Company had two fixed-rate amortizing borrowings with the FHLB, which were originated in August 2002 and December 2002. The fixed-rate amortizing borrowings require aggregate monthly payments of principal and interest of $120,445 through August 2009 and $50,314 for the remaining borrowing through December 2012.

9. FHLB ADVANCES – LONG-TERM (Continued)

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances. In addition, the Company has a maximum borrowing capacity of $149.4 million with the FHLB at December 31, 2007.

10. INCOME TAXES

The provision for income tax benefit consists of:

	Year Ended December 31, 2007	2006
Current tax expense (benefit):		
Federal	$ 53,273	$ (95,466)
State	-	(160,056)
	53,273	(255,522)
Deferred taxes	(308,717)	(68,980)
Valuation allowance	90,862	122,521
Total	$ (164,582)	$ (201,981)

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, are as follows:

	Year Ended December 31, 2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 236,154	$ 236,154
Deferred loan fees	1,229	2,943
Deferred compensation	904,308	809,435
Federal net operating loss carryforward	47,677	-
Investment securities impairment	23,800	23,800
Deferred health care	66,697	58,065
State net operating loss carryforward	294,026	218,756
Capital loss carryforwards	299,436	299,436
Premises and equipment	92,035	53,172
Other	74,687	34,604
Net unrealized loss on securities	-	154,961
Total gross deferred tax assets	2,040,049	1,891,326
Valuation allowance	(667,454)	(576,592)
Total net deferred tax assets	1,372,595	1,314,734
Deferred tax liabilities:		
Prepaid insurance	40,768	45,802
Net unrealized gain on securities	73,582	-
Total gross deferred tax liabilities	114,350	45,802
Net deferred tax assets	$ 1,258,245	$ 1,268,932

10. INCOME TAXES (Continued)

For the periods ended, a valuation allowance has been established for 100 percent of the state net operating loss carryforwards, capital loss carryforwards, investment securities impairment, and other various carryforwards that management believes may not be realizable.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

	Year Ended December 31,					
	2007			2006		
	Amount	% of Pretax Income		Amount	% of Pretax Income	
Provision at statutory rate	$ (166,652)	(34.0)	% $	(143,146)	(34.0)	%
Tax-exempt income	(65,308)	(13.3)		(55,767)	(13.3)	
Valuation allowance	15,592	3.2		36,456	8.7	
Other, net	51,786	10.6		(39,524)	(9.4)	
Actual tax expense and effective rate	$ (164,582)	(33.5)	% $	(201,981)	(48.0)	%

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments.

At December 31, 2007, the Company has an available net operating loss carryforward of approximately $2,557,000 for state tax purposes that will begin to expire in 2008. The Bank also has an available capital loss carryforward of approximately $454,000 that will expire in 2010.

The Company adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109*, effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. The adoption of FIN No. 48 did not have a significant impact on the Company's financial statements.

11. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, management makes various commitments that are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

The off-balance sheet commitments consisted of the following:

	December 31, 2007	December 31, 2006
Commitments to extend credit	$ 3,540,350	$ 892,000

Commitments to extend credit consist of fixed-rate commitments with interest rates ranging from 6.00 percent to 7.60 percent. The commitments outstanding at December 31, 2007, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Contingent Liabilities

The Company is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

12. EMPLOYEE BENEFITS

Benefit Plan

The Company has a defined contribution pension plan (the "DCP Plan") for all regular full-time employees meeting certain eligibility requirements. Annual contributions are discretionary but will not exceed 15 percent of eligible employees' salaries. The DCP Plan may be terminated at any time at the discretion of the Board of Directors. Pension expense for the profit sharing portion of the Plan was $77,044 and $75,570 for the years ended December 31, 2007 and 2006, respectively.

Effective January 1, 1995, the DCP Plan was amended and restated to include provisions to include employee and employer 401(k) contributions. Under the DCP Plan, the Company will match 100 percent of the employees' eligible contributions, up to the maximum of 5 percent of each qualifying employee's salary, and an additional 10 percent of each non-qualifying employee's salary. The Company contributions for the 401(k) plan were $170,586 and $207,500 for the years ended December 31, 2007 and 2006, respectively.

12. EMPLOYEE BENEFITS (Continued)

ESOP

In connection with the conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company or its subsidiary and attained age 18. The ESOP trust acquired 129,605 shares of the Company's stock from proceeds from a loan with the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The ESOP trust's outstanding loan bears interest at 8.25 percent and requires an annual payment of principal and interest of $153,439 through December of 2021.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized ESOP expense of $84,000 for the year ended December 31, 2007.

The following table presents the components of the ESOP shares:

		2007
Allocated shares		8,640
Unreleased shares		120,965
Total ESOP shares		129,605
Fair value of unreleased shares	$	1,118,926

2007 Equity Incentive Plan

Effective July 17, 2007, shareholders of the Company approved the 2007 Equity Incentive Plan (the "EI Plan"). Employees and non-employee corporate directors are eligible to receive awards of restricted stock and stock options. Awards granted under the EI Plan are in the form of the Company's common stock and options to purchase stock and are subject to certain vesting requirements including continuous employment or service with the company. At December 31, 2007, the Company had awarded restricted stock and stock options representing 226,808 shares of the Company's common stock under the EI Plan. No further awards are available for issuance pursuant to the EI Plan. The EI Plan assists the Company in attracting, retaining, and motivating employees and non-employee directors to make substantial contributions to the success of the Company and to increase the emphasis on the use of equity as a key component of compensation.

Restricted Stock Awards

In connection with the Plan, the Company awarded 64,800 shares of restricted stock to directors and officers of the Company on August 21, 2007. These shares vest equally over a five year period commencing on the first anniversary of the date of grant. Compensation expense related to the vesting of shares was $40,608 for the year ended December 31, 2007.

12. EMPLOYEE BENEFITS (Continued)

Stock Options

The EI Plan provides for granting incentive options to key officers and other employees of the Company and nonqualified stock options to nonemployee directors of the Company. At December 31, 2007, a total of 162,003 stock options were awarded to directors and officers of the Company. All options have a contractual life of 10 years and vest equally over a period of five years.

The following table presents share data related to the stock option plans:

	2007	Weighted-Average Exercise Price
Outstanding, beginning	-	$ -
Granted	162,003	9.40
Exercised	-	-
Forfeited	-	-
Outstanding, ending	162,003	$ 9.40
Exercisable at year-end	-	$ -

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2007:

Outstanding			Exercisable	
Shares	Remaining Average Life	Average Exercise Price	Shares	Average Exercise Price
162,003	9.64	$ 9.40	-	-
162,003			-	

Aggregate fair value of options outstanding and exercisable as of December 31, 2007 was $255,464. As of December 31, 2007, no shares are exercisable.

Supplemental Retirement Plan

The Company has a Supplemental Life Insurance Plan ("Plan") for three officers of the Bank. The Plan requires the Bank to make annual payments to the beneficiaries upon their death. In connection with the Plan, the Company funded life insurance policies with an aggregate amount of $3,085,000 on the lives of those officers that currently have a death benefit of $11,378,747. The cash surrender value of these policies totaled $4,172,776 and $3,980,693 at December 31, 2007 and 2006, respectively. The Plan provides that death benefits totaling $6.0 million at December 31, 2007, will be paid to their beneficiaries in the event the officers should die.

Additionally, the Company has a Supplemental Retirement Plan ("SRP") for the current and former presidents as well as two senior officers of the Bank. At December 31, 2007 and 2006, $1,392,149 and $1,230,850, respectively, has been accrued under these SRPs, and this liability and the related deferred tax asset of $473,331 and $418,489, respectively, are recognized in the financial statements.

12. EMPLOYEE BENEFITS (Continued)

Supplemental Retirement Plan (Continued)

The deferred compensation for the current and former president is to be paid for the remainder of their lives commencing with the first year following the termination of employment after completion of required service. The current president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index or 4 percent, whichever is higher. The former president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index. The deferred compensation for the two senior officers is to be paid at the rate of $50,000 per year for 20 years commencing 5 years after retirement or age 65, whichever comes first, following the termination of employment. The Company records periodic accruals for the cost of providing such benefits by charges to income. The amount accrued was approximately $265,782 and $264,158 for the years ended December 31, 2007 and 2006, respectively. The accruals increase each year based on a discount rate of 6.25 percent used in determining the estimated liability that will be accrued when the employees are eligible for benefits.

The following table illustrates the components of the net periodic benefit cost for the supplemental retirement plan:

	For the Year Ended 2007	For the Year Ended 2006
Components of net periodic benefit cost:		
Service cost	$ 194,937	$ 197,431
Interest cost	70,845	66,727
Net periodic benefit cost	$ 265,782	$ 264,158

13. REGULATORY RESTRICTIONS

Regulatory Capital Requirements

Federal regulations require the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Core capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions. Management believes, as of December 31, 2007, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2006, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively. There have been no conditions or events since the notification that management believes have changed the Bank's category.

The Bank's actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

13. REGULATORY RESTRICTIONS (Continued)

Regulatory Capital Requirements (Continued)

The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital.

	December 31, 2007	December 31, 2006
Total retained earnings	$ 20,281,986	$ 11,776,993
Accumulated other comprehensive (income) loss	(142,835)	300,808
Tier I, core, and tangible capital	20,139,151	12,077,801
Allowance for loan losses	731,338	694,570
Unrealized gains on equity securities	-	9,450
Total risk-based capital	$ 20,870,489	$ 12,781,821

The Bank's actual capital ratios are presented in the following table:

	December 31,			
	2007		2006	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 20,870,489	21.65 %	$ 12,781,821	14.49 %
For Capital Adequacy Purposes	7,711,359	8.00	7,054,480	8.00
To Be Well Capitalized	9,639,199	10.00	8,810,100	10.00
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 20,139,150	20.89 %	$ 12,077,801	13.70 %
For Capital Adequacy Purposes	3,855,680	4.00	3,527,240	4.00
To Be Well Capitalized	5,783,519	6.00	5,290,860	6.00
Core Capital (to Adjusted Assets)				
Actual	$ 20,139,150	10.03 %	$ 12,077,801	5.91 %
For Capital Adequacy Purposes	8,031,263	4.00	8,171,391	4.00
To Be Well Capitalized	10,039,079	5.00	10,214,238	5.00
Tangible Capital (to Adjusted Assets)				
Actual	$ 20,139,150	10.03 %	$ 12,077,801	5.91 %
For Capital Adequacy Purposes	4,015,632	1.50	4,085,695	1.50
To Be Well Capitalized	N/A	N/A	N/A	N/A

The Bank accumulated approximately $1.4 million of retained earnings at December 31, 1996, which represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1987, no provision for federal income tax has been made. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

14. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 3,825,725	$ 3,825,725	$ 31,866,257	$ 31,866,257
Investment securities available for sale	45,885,415	45,885,415	45,680,651	45,680,651
Net loans receivable	137,279,915	135,013,465	111,922,796	110,183,453
Accrued interest receivable	848,930	848,930	795,585	795,585
Federal Home Loan Bank stock	1,270,800	1,270,800	934,600	934,600
Bank-owned life insurance	4,172,776	4,172,776	3,980,693	3,980,693
Financial liabilities:				
Deposits	$ 163,216,663	$ 164,561,304	$ 157,722,003	$ 157,673,916
FHLB advances - short-term	6,000,000	6,000,000	-	-
FHLB advances - long-term	4,098,370	4,073,370	6,245,223	6,119,704
Accrued interest payable	9,504	9,504	20,447	20,447
Advances by borrowers for taxes and insurance	1,224,248	1,224,248	1,104,245	1,104,245

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Accrued Interest Receivable, Federal Home Loan Bank Stock, Short-Term Borrowings, Accrued Interest Payable, and Advances by Borrowers for Taxes and Insurance

The fair value is equal to the current carrying value.

14. FAIR VALUE DISCLOSURE (Continued)

Investment Securities Available for Sale

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Net Loans Receivable, Deposits, and Other Borrowings

The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio with current market rates being offered for products of similar remaining maturities.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 10.

15. CONVERSION AND REORGANIZATION

On January 11, 2007, the Board of Directors of the Bank unanimously adopted a Plan of Reorganization and stock Issuance (the "Plan") pursuant to which the Bank reorganized into the federal mutual holding company form of organization as a wholly owned subsidiary of Polonia Bancorp (the "Stock Holding Company"), which in turn is a majority-owned subsidiary of Polonia MHC. The newly chartered Stock Holding Company offered shares of its common stock to the Bank's eligible account holders and to the Bank's tax-qualified employee benefit plans. The amount of common stock sold in the offering did not exceed 49 percent of the total outstanding shares of the Stock Holding Company. The majority of the common stock is owned by Polonia MHC.

Following the sale of common stock, all depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the transaction continue to have such rights solely with respect to Polonia MHC as long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the date of the transaction will have such membership and liquidation rights with respect to Polonia MHC. Borrowers of the Bank as of the date of the transaction will have the same membership rights in Polonia MHC that they had in the Bank immediately prior to the date of the transaction as long as their existing borrowings remain outstanding.

The regulations of the OTS prohibit the Bank from declaring or paying a cash dividend if the effect thereof would cause the Bank's regulatory capital to be reduced below either the amount required for the liquidation account or the federal regulatory capital requirement in Section 567.2 of the Rules and Regulations of the OTS.

The conversion was completed as of January 11, 2007, with the sale of 1,487,813 number of shares resulting in net proceeds of approximately $13,800,000. The deferred costs associated with the conversion are $1,043,000.

16. PARENT COMPANY

Condensed financial statements of Polonia Bancorp are as follows:

CONDENSED BALANCE SHEET

		December 31, 2007
ASSETS		
Cash	$	4,170,910
Loans receivable		1,209,647
Investment in subsidiary		19,072,339
Other assets		103,525
TOTAL ASSETS	$	24,556,421
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$	562,676
Stockholders' equity		23,993,745
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	24,556,421

CONDENSED STATEMENT OF LOSS

		For the period of January 11 to December 31, 2007
INCOME		
ESOP loan interest income	$	103,702
Investment income		138,963
Total income		242,665
EXPENSES	$	191,376
Income before income tax expense		51,289
Income tax expense		20,820
Income before equity in undistributed net earnings of subsidiary		30,469
Equity in undistributed net earnings of subsidiary		(356,040)
NET LOSS	$	(325,571)

16. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

		For the period of January 11 to December 31, 2007
OPERATING ACTIVITIES		
Net loss	$	(325,571)
Adjustments to reconcile net loss to net cash used for operating activities:		
Equity in undistributed net earnings of subsidiary		356,040
Stock compensation expense		169,069
Other, net		459,151
Net cash used for operating activities		658,689
INVESTING ACTIVITIES		
Capital contribution in subsidiary Bank		(8,417,390)
Net cash used for investing activities		(8,417,390)
FINANCING ACTIVITIES		
Net proceeds from the issuance of common stock		11,929,611
Net cash provided by financing activities		11,929,611
Increase in cash		4,170,910
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	4,170,910

17. SELECTED QUARTERLY DATA (Unaudited)

	Three Months Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Total interest income	$ 2,509,272	$ 2,564,739	$ 2,587,955	$ 2,635,322
Total interest expense	1,332,162	1,430,956	1,424,674	1,450,798
Net interest income	1,177,110	1,133,783	1,163,281	1,184,524
Provision for loan losses	31,367	-	-	-
Net interest income after provision for loan losses	1,145,743	1,133,783	1,163,281	1,184,524
Total noninterest income	174,183	184,620	179,102	222,619
Total noninterest expense	1,476,603	1,478,596	1,530,507	1,392,302
Income (loss) before income taxes	(156,677)	(160,193)	(188,124)	14,841
Income taxes (benefit)	(58,166)	(70,274)	(79,140)	42,998
Net loss	$ (98,511)	$ (89,919)	$ (108,984)	$ (28,157)
Per share data:				
Net loss				
Basic and diluted	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.01)
Average shares outstanding				
Basic and diluted	3,177,766	3,178,616	3,181,749	3,162,898

	Three Months Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total interest income	$ 2,124,485	$ 2,058,982	$ 2,091,849	$ 2,314,277
Total interest expense	990,781	955,571	1,047,661	1,245,979
Net interest income	1,133,704	1,103,411	1,044,188	1,068,298
Provision for loan losses	-	-	-	57,973
Net interest income after provision for loan losses	1,133,704	1,103,411	1,044,188	1,010,325
Total noninterest income	74,641	217,786	187,273	170,449
Total noninterest expense	1,372,440	1,242,171	1,329,370	1,418,815
Income (loss) before income taxes	(164,095)	79,026	(97,909)	(238,041)
Income taxes (benefit)	2,765	(7,125)	(119,078)	(78,543)
Net income (loss)	$ (166,860)	$ 86,151	$ 21,169	$ (159,498)
Per share data:				
Net income (loss)				
Basic and diluted	$ N/A	$ N/A	$ N/A	$ N/A
Average shares outstanding				
Basic and diluted	N/A	N/A	N/A	N/A

Condensed Financial Information of Consolidated Edison, Inc.

Condensed Income Statement

(Parent Company Only)

(Millions of Dollars, except per share amounts)	2007	2006	2005
Equity in earnings of subsidiaries	**$ 946**	$ 772	$ 757
Other income/(deductions), net of taxes	**8**	3	21
Interest expense	**(29)**	(35)	(33)
Income From Continuing Operations	**925**	740	745
Income/(Loss) from Discontinued Operations (Net of Income Tax Expense/ (Benefit) of $1, $(13) and $(11) in 2007, 2006 and 2005, respectively) (Notes T and U)	**4**	(3)	(26)
Net Income	**$ 929**	$ 737	$ 719
Earnings Per Common Share – Basic			
Continuing operations	**$ 3.48**	$ 2.97	$ 3.05
Discontinued operations	**0.01**	(0.01)	(0.10)
Net Income	**$ 3.49**	$ 2.96	$ 2.95
Earnings Per Common Share – Diluted			
Continuing operations	**$ 3.46**	$ 2.96	$ 3.04
Discontinued operations	**0.01**	(0.01)	(0.10)
Net Income	**$ 3.47**	$ 2.95	$ 2.94
Dividends Declared Per Share Of Common Stock	**$ 2.32**	$ 2.30	$ 2.28
Average Number Of Shares Outstanding – Basic (In Millions)	**266.3**	249.3	243.9
Average Number Of Shares Outstanding – Diluted (In Millions)	**267.2**	250.3	244.7

Condensed Financial Information of Consolidated Edison, Inc.
Condensed Statement of Cash Flows
(Parent Company Only)

(Millions of Dollars)	2007	2006	2005
Net Income	**$ 929**	$ 737	$ 719
Equity in earnings of subsidiaries	**(950)**	(769)	(731)
Dividends received from:			
Consolidated Edison Company of New York, Inc.	**548**	440	369
Orange and Rockland Utilities, Inc.	**31**	28	71
Competitive energy businesses	**43**	-	35
Other – net	**174**	41	(94)
Net Cash Flows from Operating Activities	**775**	477	369
Investing Activities			
Contributions to subsidiaries	**(701)**	(447)	-
Proceeds from sale of Con Edison Communications	**-**	39	-
Net Cash Flows Used in Investing Activities	**(701)**	(408)	-
Financing Activities			
Net proceeds from/(payments of) short-term debt	**157**	(51)	78
Retirement of long-term debt	**(325)**	-	-
Common shares issued	**685**	527	77
Common stock dividends	**(582)**	(533)	(515)
Net Cash Flows Used in Financing Activities	**(65)**	(57)	(360)
Net Change for the Period	**9**	12	9
Balance at Beginning of Period	**23**	11	2
Balance at End of Period	**$ 32**	$ 23	$ 11

Board of Directors

Dr. Eugene Andruczyk
Frank J. Byrne
Gordon R. Johnston, III
Edward W. Lukiewski
Anthony J. Szuszczewicz (Chairman)
Robert J. Woltjen

Executive Officers of Polonia Bancorp and Polonia Bank

Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary

Kenneth J. Maliszewski
Senior Vice President

POLONIA BANCORP

END

3993 Huntingdon Pike - 3rd Floor
Huntingdon Valley, PA 19006